Exhibit 99.2

NOTICE AND MANAGEMENT INFORMATION CIRCULAR FOR THE ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

To be held on
Tuesday, June 29, 2021 at 10 a.m. (Eastern Time)
via live webcast at https://zoom.us/webinar/register/WN_G-s1ul1aSR-f-lmbg5HmLg

Dated May 20, 2021
Record Date: Thursday, May 20, 2021

YOUR VOTE AS A SHAREHOLDER IS IMPORTANT. VOTE TODAY.

TABLE OF CONTENTS

A.	VOTING INFORMATION	3

	PROXY SOLICITATION	3
	NOMINATION OF PROXYHOLDERS	4
	EXERCISE OF VOTING RIGHTS BY PROXYHOLDERS	4
	RIGHT TO REVOKE PROXIES	5
	SPECIAL VOTING INSTRUCTIONS FOR THE BENEFIT OF BENEFICIAL OWNERS	5
	SPECIAL INSTRUCTIONS FOR THE VIRTUAL MEETING	7
	NOTICE AND ACCESS	7
	VOTING RESULTS	8
	QUORUM	8
	INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	8
	VOTING SECURITIES AND PRINCIPAL HOLDERS	8

B.	ITEMS ON MEETING AGENDA	9

	PRESENTATION OF FINANCIAL STATEMENTS	9
	ELECTION OF DIRECTORS	9
	APPOINTMENT OF THE EXTERNAL AUDITOR AND AUTHORIZATION GIVEN TO DIRECTORS TO SET ITS COMPENSATION	13
	RATIFICATION AND CONFIRMATION OF THE CORPORATION’S STOCK OPTION PLAN	13

C.	NAMED EXECUTIVE OFFICER AND DIRECTOR COMPENSATION	14

	OVERSIGHT AND DESCRIPTION OF NAMED EXECUTIVE OFFICER AND DIRECTOR COMPENSATION	14
	NAMED EXECUTIVE OFFICER AND DIRECTOR COMPENSATION, EXCLUDING COMPENSATION SECURITIES	14
	STOCK OPTIONS AND OTHER COMPENSATION SECURITIES	18
	STOCK OPTION PLAN	20
	EMPLOYMENT, CONSULTING AND MANAGEMENT AGREEMENTS	22
	SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	24
	INDEBTEDNESS OF DIRECTORS AND NAMED EXECUTIVE OFFICERS	24

D.	CORPORATE GOVERNANCE	24

	GENERAL COMMENT	24
	BOARD OF DIRECTORS	25
	DIRECTORSHIPS	25
	ORIENTATION AND CONTINUING EDUCATION	25
	ETHICAL BUSINESS CONDUCT	25
	NOMINATION OF DIRECTORS	26
	COMPENSATION	26
	OTHER BOARD COMMITTEES	26
	ASSESSMENTS	28
	DIVERSITY	28

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E.	AUDIT COMMITTEE	29

	THE AUDIT COMMITTEE’S CHARTER	29
	COMPOSITION OF THE AUDIT COMMITTEE	30
	RELEVANT EDUCATION AND EXPERIENCE	30
	AUDIT COMMITTEE OVERSIGHT	31
	RELIANCE ON CERTAIN EXEMPTIONS	31
	PRE-APPROVAL POLICIES AND PROCEDURES	31
	EXTERNAL AUDITOR SERVICE FEES	31
	EXEMPTION	32

F.	OTHER INFORMATION	32

	INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	32
	OTHER MATTERS TO BE CONSIDERED AT THE MEETING	32
	ADDITIONAL INFORMATION	32
	SHAREHOLDER PROPOSALS FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD FOR FISCAL YEAR ENDED DECEMBER 30, 2021	33
	APPROVAL OF DIRECTORS	33

SCHEDULE “A”		A-1

SCHEDULE “B”		B-1

SCHEDULE “C”		C-1

- iii -

NOTICE OF THE ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

To the shareholders of Nouveau Monde Graphite Inc.:

NOTICE IS HEREBY GIVEN that the annual general and special meeting (the “Meeting”) of holders of common shares (the “Common Shares”) of Nouveau Monde Graphite Inc. (the “Corporation”) will be held by way of live webcast at https://zoom.us/webinar/register/WN_G-s1ul1aSR-f-lmbg5HmLg, on Tuesday, June 29, 2021 at 10 a.m. (Eastern Time), for the following purposes:

1.	to receive the annual financial statements of the Corporation for the fiscal year ended December 31, 2020 and the independent auditor’s report thereon;

2.	to elect each of the directors for the ensuing year;

3.	to appoint PricewaterhouseCoopers LLP as the external auditor of the Corporation and to authorize the directors to set the auditor’s compensation;

4.	to consider and, if deemed advisable, adopt a resolution (which is set out in Schedule “A” of the enclosed management proxy circular (the “Circular”)) concerning the ratification and confirmation of the stock option plan of the Corporation, the whole as described in the Circular; and

5.	to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The Circular and proxy form for the Meeting are attached to this notice.

Montréal, Québec, May 20, 2021

By order of the Board of Directors,

(s) David Torralbo
David Torralbo Chief Legal Officer and Corporate Secretary

In order to mitigate risks to the health and safety of our communities, shareholders, employees and other stakeholders arising from the ongoing public health concerns related to the coronavirus pandemic (“COVID-19”), and to comply with health and safety measures imposed by the federal and provincial governments, we are inviting shareholders to attend the meeting via live webcast. Participants are asked to register in advance of the Meeting and in any event prior to 10 a.m. (Eastern Time) on June 29, 2021. Participants will first need to register their email address to a Zoom account at: https://zoom.us/webinar/register/WN_G-s1ul1aSR-f-lmbg5HmLg. Participants will then receive an activation email at the email address they registered. Participants must activate their account to register to the conference. Note that participants with a Zoom account do not need to register their email. Participants with a Zoom account can then attend the conference using the following URL: https://zoom.us/webinar/register/WN_G-s1ul1aSR-f-lmbg5HmLg. Participants will be asked to enter their name, country and email address and will then receive the URL for the Meeting. A confirmation email with the URL and a phone number to join the Meeting will be sent to the participant's registered email address. Shareholders will have an equal opportunity to participate at the meeting through this method regardless of their geographic location. As always, we encourage shareholders to vote their Common Shares prior to the Meeting.

Shareholders of the Corporation whose Common Shares are registered in the Corporation’s register in their name may exercise their right to vote by attending the Meeting or by completing a proxy form or voting instruction form. If you are unable to be present via live webcast at the Meeting, kindly complete, date and sign the enclosed proxy form or voting instruction form. Proxies must be received by the transfer agent and registrar of the Corporation no later than 10:00 a.m. (Eastern Time) on Friday, June 25, 2021 or 48 hours, excluding Saturday, Sunday or holiday, preceding the resumption of the Meeting after an adjournment (i) by mail at AST Trust Company (Canada), P.O. Box 721, Agincourt, Ontario, M1S 0A1; (ii) by facsimile machine at 416-368-2502 or by toll-free number in Canada and the United States 1-866-781-3111; (iii) by calling the toll-free number in Canada and the United States 1-888-489- 7352; (iv) by casting your vote online to the following website: www.astvotemyproxy.com; (v) by scanning and sending it by email to proxyvote@astfinancial.com; or (vi) by scanning the QR code indicated on the proxy form with their smartphones.

If you are not a registered shareholder but you are a beneficial owner, please follow the instructions contained in the Circular.

Notice and Access

The Corporation is utilizing the notice and access mechanism (the “Notice and Access Provisions”) under Regulation 54-101 respecting Communication with Beneficial Owners of Securities of a Reporting Issuer and Regulation 51-102 respecting Continuous Disclosure Obligations, for distribution of proxy-related materials to registered and beneficial shareholders. The Notice and Access Provisions are a set of rules that allow reporting issuers to post electronic versions of proxy-related materials (including management information circulars) via the System for Electronic Document Analysis and Retrieval (“SEDAR”) and one other website, rather than mailing paper copies of such materials to shareholders. Shareholders will still receive a notice of meeting and a form of proxy.

Shareholders with question about the Notice and Access Provisions can contact AST Trust Company (Canada) toll free at 1-888-433-6443 or by email at fulfilment@astfinancial.com. Shareholders may choose to receive a paper copy of the Circular by contacting AST Trust Company (Canada) toll free at 1-888-433-6443 or by email at fulfilment@astfinancial.com. Electronic copies of the notice of the annual general and special meeting, the Circular and proxy form may be found on the Corporation’s SEDAR profile at www.sedar.com, the Corporation’s website at https://nouveaumonde.group/ and www.meetingdocuments.com/ASTCA/NOU as of May 28, 2021. The Corporation will not use the procedure known as “stratification” in relation to the use of Notice and Access Provisions. Stratification occurs when a reporting issuer using the Notice and Access Provisions provides a paper copy of the Circular to certain shareholders with the notice package. In relation to the Meeting, all shareholders will receive the required documentation under the Notice and Access Provisions, which will not include a paper copy of the Circular.

Please review the Circular carefully and in full prior to voting as the Circular has been prepared to help you make an informed decision on the matters to be acted upon. The Circular is available under the Corporation’s profile on SEDAR at www.sedar.com.

In order to ensure that a paper copy of the Circular can be delivered to a requesting shareholder in time for such shareholder to review the Circular and return a voting instruction form or proxy form prior to the deadline, it is strongly suggested that a shareholder ensure their request is received no later than on June 16, 2021.

MANAGEMENT PROXY CIRCULAR

A. VOTING INFORMATION

PROXY SOLICITATION

This management proxy circular (the “Circular”) is provided in the context of a solicitation of proxies by the management of Nouveau Monde Graphite Inc. (the “Corporation”) for the annual general and special meeting (the “Meeting”) of holders (the “Shareholders”) of common shares of the Corporation (the “Common Shares”) to be held virtually via live webcast at https://zoom.us/webinar/register/WN_G-s1ul1aSR-f-lmbg5HmLg, on Tuesday, June 29, 2021 at 10 a.m. (Eastern Time), and for the purposes set forth in the foregoing notice of Meeting (the “Notice”) and at any adjournment thereof. In the Circular, unless otherwise indicated, the financial information set out is dated as of December 31, 2020 while all other information set out is dated as of May 20, 2021. Unless otherwise specified in this Circular, numbers and price of the Common Shares and any other information on securities convertible into Common Shares are stated prior to giving effect to the consolidation of the Common Shares (the “Consolidation”), effective as of March 24, 2021, on the basis of one new Common Share for every ten outstanding Common Shares as of March 24, 2021 (the “Consolidation Ratio”). All dollar amounts indicated herein are stated in Canadian dollars. Shareholders will not be able to physically attend the Meeting.

While proxies will be mainly solicited by mail, certain directors, officers and employees of the Corporation may solicit them directly in person, by telephone, or by other means of electronic communication, but without additional compensation. The Corporation may also mandate an external proxy solicitation agency to help therewith. The cost of solicitation will be assumed by the Corporation, and it is not expected to be significant. Arrangements will also be taken with brokerage firms and other receivers, trustees and agents for the forwarding of proxy solicitation documents to the beneficial owners of the Common Shares in accordance with the provisions of Regulation 54-101 respecting Communication with Beneficial Owners of Securities of a Reporting Issuer (the “Regulation 54-101”).

Shareholders may exercise their rights by proxy, or by attending the Meeting. Kindly complete, date and sign the enclosed proxy form and return it in the envelope provided for this purpose. To be used at the Meeting, the proxies must be received by mail by the transfer agent and registrar of the Corporation (AST Trust Company (Canada), P.O. Box 721, Agincourt, Ontario, M1S 0A1) no later than 10:00 a.m. (Eastern Time) on Friday, June 25, 2021 or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the date and time to which the Meeting has been rescheduled if it has been adjourned or postponed. The Shareholders may also exercise their voting rights (i) by facsimile machine to 416-368-2502 or toll free for North America to 1-866-781-3111; (ii) by calling the toll-free number for Canada and the United States 1-888-489-7352; (iii) by scanning and sending it by email to proxyvote＠astfinancial.com or (iv) by casting your vote online to the following website: www.astvotemyproxy.com.

If you are not a registered Shareholder but you are a beneficial owner, please follow the instructions contained in this Circular.

NOMINATION OF PROXYHOLDERS

The persons named as proxyholders in the enclosed proxy form have been chosen by the board of directors of the Corporation (the “Board of Directors”). A Shareholder entitled to vote at the Meeting has the right to appoint another person than the persons named in the enclosed proxy form or voting instruction form to attend the Meeting and act on his or her behalf. To exercise this right, the Shareholder must insert the name of that person in the space provided for that purpose in the proxy form or voting instruction form. Any person appointed as proxyholder does not need to be a Shareholder of the Corporation.

The Shareholder who is an individual must sign his or her name as it appears in the proxy form. If the Shareholder is a corporation, the proxy form must be signed by a duly authorized officer or attorney of this corporation. Also, for the Shareholder who is a corporate body, any individual accredited by a certified resolution of the directors or management of this corporate body may represent the latter at the Meeting and may apply all the Shareholder’s powers, without a proxy.

If the Common Shares are registered in the name of an executor, administrator or trustee, these persons must sign the exact name appearing in the proxy form. If the Common Shares are registered in the name of a deceased Shareholder or other holder, the name of the Shareholder must be printed in block letters in the space provided for that purpose. The proxy form must be signed by the legal representative, who must print his or her name in block letters under his or her signature, and evidence of authority to sign on behalf of the deceased or other holder must be attached to the proxy form.

In many cases, the Common Shares belonging to a beneficial owner are registered in the name of a securities broker, another intermediary or a clearing agency. Beneficial owners should carefully read the section of the Circular entitled “Special Voting Instructions for the Benefit of Beneficial Owners” of this heading and carefully follow the directions given by their intermediaries.

EXERCISE OF VOTING RIGHTS BY PROXYHOLDERS

For any item listed in the Notice, the persons named as proxyholders in the enclosed proxy form will exercise the voting rights attached to the Common Shares for which they have been nominated in accordance with the instructions of the Shareholders who have nominated them. If no specific instruction has been given by the Shareholder, the voting rights attached to his or her Common Shares will be exercised in favour of adopting the items listed in the Notice. The persons named as proxyholders will have discretionary authority with respect to amendments or variations to matters identified in the Notice and other matters which may properly come before the Meeting provided that (i) the management of the Corporation is not aware within a reasonable time before the time the solicitation is made that any of those amendments, variations or other matters are to be presented for action at the Meeting and (ii) a specific statement is made in this Circular or in the form of proxy that the proxy is conferring such discretionary authority. However, the persons named as proxyholders may not have such discretionary authority to vote at any meeting other than the Meeting, or any adjournment thereof. As of the date of this Circular, directors of the Corporation have no knowledge of any amendment to the items listed in the Notice nor of any other item that may be brought before the Meeting in due form.

RIGHT TO REVOKE PROXIES

Any Shareholder who is an individual is at liberty to revoke a proxy by filing a written notice of revocation, including another proxy form indicating a later date, signed by the Shareholder or his or her proxyholder duly authorized in writing. If the Shareholder is a corporate body, the written notice of revocation and proxy form must be signed by a duly authorized officer or representative.

The written notice of revocation as well as the proxy form must be delivered (i) by mail to the Corporation’s head office, no later than 10:00 a.m. (Eastern Time) on Friday, June 25, 2021 or 48 hours, excluding Saturday, Sunday or holiday, preceding the resumption of the Meeting after any adjournment thereof at which the proxy is to be used or (ii) either by mail to AST Trust Company (Canada) at P.O. Box 721, Agincourt, Ontario, M1S 0A1, or by facsimile machine at 416-368-2502 or by toll-free number in Canada and the United States 1-866-781-3111, no later than the last clear business day preceding the Meeting or resumption of the Meeting after any adjournment thereof at which the proxy is to be used, or (iii) by email to the chair or to the secretary of such Meeting, at dtorralbo@nouveaumonde.ca, on the day of the Meeting or resumption of the Meeting after any adjournment thereof at which the proxy is to be used, or (iv) by any other manner permitted by law. The act of appointing a proxyholder results in the revocation of any previous act of appointing another proxyholder. Any proxy given by a registered Shareholder can also be revoked by the Shareholder if he or she so requests. If a registered Shareholder follows the process for attending and voting at the Meeting online, voting at the Meeting online will also revoke your previous proxy.

SPECIAL VOTING INSTRUCTIONS FOR THE BENEFIT OF BENEFICIAL OWNERS

The information provided in this section is of considerable importance for many Shareholders, because a large number of them hold Common Shares through securities brokers or their nominees and not in their own names. These Shareholders (hereinafter “Beneficial Owners”) must be aware of the fact that only proxies filed by Shareholders whose names appear in the Corporation’s ledger as registered holders of Common Shares may be recognized and may benefit from the right to vote at the Meeting. If the Common Shares are registered in a statement that is remitted to the Shareholder by the broker, in almost all cases, these Common Shares will not be registered in the Shareholder’s name in the Corporation’s ledger. These Common Shares will likely be registered in the name of the broker or its nominee. In Canada, the majority of these Common Shares are registered in the name of CDS & Co. (the nominee of CDS Clearing and Depository Services Inc.) which acts as a depository for a good number of Canadian brokerage firms. The voting rights attached to the Common Shares held by brokers or their nominees may be exercised only according to the Beneficial Owner’s specific instructions. Brokers and their nominees are prohibited from exercising the voting rights attached to the Common Shares of their clients without specific voting instructions. In order for their Common Shares to be voted at the Meeting, Beneficial Owners must make sure that their specific instructions concerning the exercise of the voting rights attached to their Common Shares are conveyed to the appropriate person well before the Meeting.

Pursuant to Regulation 54-101, intermediaries and brokers must obtain voting instructions from Beneficial Owners before a meeting of Shareholders. Each intermediary and broker has its own rules concerning the mailing and forwarding of voting instruction forms (“VIFs”), meeting notices, proxy circulars as well as all other documents sent to Shareholders for a meeting. These rules must be carefully followed by Beneficial Owners to ensure that the rights attached to their Common Shares can be exercised at the Meeting. The VIF remitted to Beneficial Owners by the intermediary or the broker is often the same form as the one remitted to registered Shareholders; however, its sole purpose is to obtain instructions for the intermediary or the broker on how to exercise the voting rights on behalf of the Beneficial Owner. The majority of intermediaries or brokers now delegate the responsibility of obtaining voting instructions from their clients to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge provides VIFs and mails them to the Beneficial Owners, and asks them to return the VIFs to Broadridge, or to call its toll-free number to exercise the voting rights attached to their Common Shares, or to go to its web site at www.proxyvote.com to provide voting instructions. Broadridge then computes the results of all the voting instructions received and gives the appropriate instructions regarding the exercise of the voting rights attached to the Common Shares that will be represented at the Meeting. The Beneficial Owner who receives a VIF from Broadridge may not use such VIF to exercise the voting rights attached to his or her Common Shares directly at the Meeting. The VIF must be returned to Broadridge 48 hours before the Meeting so that the voting rights attached to the Common Shares can be exercised at the Meeting.

While a Beneficial Owner cannot be recognized directly at the Meeting for the purpose of exercising the voting rights attached to the Common Shares registered in the name of his or her broker or his or her broker’s nominee, the Beneficial Owner may attend the Meeting as proxyholder for the registered Shareholder and may, in this capacity, exercise the voting rights attached to the Common Shares. The Beneficial Owner wishing to attend the Meeting and indirectly exercise the voting rights attached to his or her Common Shares as proxyholders for the registered Shareholder must enter his or her own name in the space provided in the VIF and return it to his or her broker (or his or her broker’s nominee) in accordance with the instructions provided by the broker (or broker’s nominee) before the Meeting. The Beneficial Owner can also write the name in the space provided in the VIF of someone else whom he or she wishes to attend the Meeting and vote on his or her behalf. Unless prohibited by law, the person whose name is written in the space provided in the VIF will have full authority to present matters to the Meeting and vote on all matters that are presented at the Meeting, even if those matters are not set out in the VIF or the Circular. The Beneficial Owner may consult a legal advisor if he or she wishes to modify the authority granted to that person in any way.

According to Regulation 54-101, the Corporation distributed copies of the Notice, the Circular and the VIF (collectively, the “Meeting Materials”) to clearing agencies and intermediaries for onward distribution to non-objecting Beneficial Owners. The Corporation will pay for the distribution of Meeting Materials to objecting Beneficial Owners.

As permitted under Regulation 54-101, the Corporation has used a non-objecting Beneficial Owners list to send the Meeting Materials to the owners whose names appear on that list.

The Meeting Materials were sent to both registered and non-registered owners of the Common Shares. If you are a non-registered owner, and the Corporation or its agent has sent the Meeting Materials directly to you, your name and address and information about your holdings of Common Shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send the Meeting Materials to you directly, the Corporation (and not the intermediary holding on your behalf) has assumed responsibility for i) delivering these materials to you, and ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

SPECIAL INSTRUCTIONS FOR THE VIRTUAL MEETING

In order to mitigate risks to the health and safety of our communities, shareholders, employees and other stakeholders arising from the ongoing public health concerns related to the coronavirus pandemic (“COVID-19”), and to comply with health and safety measures imposed by the federal and provincial governments, we are inviting shareholders to attend the meeting via live webcast. Participants are asked to register in advance of the Meeting and in any event prior to 10 a.m. (Eastern Time) on June 29, 2021. Participants will first need to register their email address to a Zoom account at: https://zoom.us/webinar/register/WN_G-s1ul1aSR-f-lmbg5HmLg. Participants will then receive an activation email at the email address they registered. Participants must activate their account to register to the conference. Note that participants with a Zoom account do not need to register their email. Participants with a Zoom account can then attend the conference using the following URL: https://zoom.us/webinar/register/WN_G-s1ul1aSR-f-lmbg5HmLg. Participants will be asked to enter their name, country and email address and will then receive the URL for the Meeting. A confirmation email with the URL and a phone number to join the Meeting will be sent to the participant's registered email address. Shareholders will have an equal opportunity to participate at the meeting through this method regardless of their geographic location. As always, we encourage shareholders to vote their Common Shares prior to the Meeting.

NOTICE AND ACCESS

To reduce printing and mailing costs, the Corporation is utilizing the notice and access mechanism (the “Notice and Access Provisions”). under Regulation 54-101 and Regulation 51-102 respecting Continuous Disclosure Obligations to deliver the Meeting Material for the Meeting. Instead of receiving printed copies of the Meeting Materials, Shareholders will receive a notice with information on the Meeting date, where it is being held and when, as well as information on how they may access the Meeting Materials electronically (the “N&A Notice”). The Corporation will not use the procedures known as “stratification”, meaning all Shareholders will receive the N&A Notice in accordance with the Notice and Access Provisions.

Shareholders with question about the Notice and Access Provisions can contact AST Trust Company (Canada) toll free at 1-888-433-6443 or by email at fulfilment@astfinancial.com. Shareholders may choose to receive a paper copy of the Circular by contacting AST Trust Company (Canada) toll free at 1-888-433-6443 or by email at fulfilment@astfinancial.com. Electronic copies of the notice of the annual general and special meeting, the Circular and proxy form may be found on the Corporation’s SEDAR profile at www.sedar.com, the Corporation’s website at https://nouveaumonde.group/ and www.meetingdocuments.com/ASTCA/NOU as of May 28, 2021. The Corporation will not use the procedure known as “stratification” in relation to the use of Notice and Access Provisions. Stratification occurs when a reporting issuer using the Notice and Access Provisions provides a paper copy of the Circular to certain shareholders with the notice package. In relation to the Meeting, all shareholders will receive the required documentation under the Notice and Access Provisions, which will not include a paper copy of the Circular.

In order to ensure that a paper copy of the Circular can be delivered to a requesting shareholder in time for such shareholder to review the Circular and return a voting instruction form or proxy form prior to the deadline, it is strongly suggested that a shareholder ensure their request is received no later than on June 16, 2021.

VOTING RESULTS

Following the Meeting, a report on the voting results will be filed with the Canadian securities regulatory authorities at www.sedar.com.

QUORUM

Under the Corporation’s general by-laws, the quorum is present, irrespective of the number of persons actually present at the meeting, if the holders of shares entitled to more than ten per cent (10%) of the votes which may be cast at such meeting are present in person or represented by proxy.

The quorum must be reached at the opening of the Shareholder meeting so that it is regularly constituted even if the quorum is not maintained during the course of such meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No director or executive officer of the Corporation at any time since the beginning of the Corporation’s last fiscal year, no proposed nominee for election as a director of the Corporation, neither any associate or affiliate of any such persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any items on the Meeting agenda, except for the renewal of the stock option plan of the Corporation (the “Plan”).

Given that the Corporation’s directors and executive officers are qualified as eligible participants under the Plan and certain of them currently hold stock options which shall be governed by the Plan should it be implemented, they have an interest that the resolution concerning the adoption of the Plan be adopted by the Shareholders.

VOTING SECURITIES AND PRINCIPAL HOLDERS

The Corporation’s authorized capital is made up of an unlimited number of Common Shares without par value. As of the date of this Circular, 37,085,645 Common Shares (post-Consolidation) were issued and outstanding. The holders of Common Shares have the right to vote at any meeting of Shareholders. Only Shareholders registered in the Corporation’s ledger at the close of business on May 20, 2021 have the right to receive the Notice. They also have the right to vote at the Meeting and any adjournment thereof, if they are present or represented by proxyholder.

All matters proposed before the Meeting require approval by a majority of votes cast by Shareholders.

To the knowledge of the directors and executive officers of the Corporation, based upon filings made with Canadian securities regulators on or before the date of this Circular, no person beneficially owns, controls or directs, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to any class of our voting securities, other than: Pallinghurst Graphite International Limited (“Pallinghurst International”), the beneficial owner of an aggregate of 5,628,877 Common Shares (post-Consolidation), representing 15.18% of the issued and outstanding Common Shares, and Investissement Québec, acting as mandatary for the government of Québec, the beneficial owner of an aggregate of 3,817,241 Common Shares (post-Consolidation), representing 10.29% of the issued and outstanding Common Shares.

B. ITEMS ON MEETING AGENDA

PRESENTATION OF FINANCIAL STATEMENTS

The Corporation’s annual financial statements for the fiscal year ended December 31, 2020 and the independent auditor’s report thereon will be presented to the Meeting but will not be subject to a vote.

ELECTION OF DIRECTORS

The Corporation’s articles of amalgamation specify that the Board of Directors may be composed of a minimum of three (3) and a maximum of 15 directors. The Corporation’s general by-laws specify that the directors are elected annually by the Shareholders. Each director so elected shall hold office until the next annual general meeting of the Shareholders, unless he shall resign or his office becomes vacant by death, removal or other cause.

The Corporation’s management deems that all nominees will be capable of acting as directors. The Corporation’s management has not been notified of any nominee who no longer wishes to serve in this capacity. The proxy form or the VIF do not grant a discretionary power to elect a director of the Corporation unless a proposed nominee is designated in the Circular.

The Board proposes the following nine (9) individuals as nominees for directorship. Each of the nominees proposed by the Board is presently a director of the Corporation.

Yannick Beaulieu
Daniel Buron
Eric Desaulniers
Arne H Frandsen
Nathalie Jodoin
Jürgen Köhler
Nathalie Pilon
James Scarlett
Andrew Willis

Unless the Shareholders provide instruction to the contrary or in the absence of specific instruction in this respect, the persons named as proxyholders in the enclosed proxy form intend to vote FOR the election of the nominees for directorship listed above.

The following table provides certain information concerning each nominee for directorship: name, province, country of residence and position held with the Corporation. It also provides the current members of the Audit Committee and the Human Resources, Nominating and Compensation Committee, the Board of Directors has established the Governance, Compliance and Legal Committee, the Safety, Health and Well-Being Committee, the Projects and Development Committee and the ESG, Community, Sustainability and Diversity Committee (collectively, the “Committees”), the month and year in which the nominee became a director of the Corporation, his or her current principal occupation, business or employment and the number of Common Shares that he or she beneficially owns, controls or directs, directly or indirectly, as of the date of the Circular.

Effective as of March 24, 2021, the Corporation implemented the Consolidation on the basis of the Consolidation Ratio. The numbers and prices of Common Shares and other information on securities convertible into Common Shares provided in this section are stated on a post-Consolidation basis.

NAME, PROVINCE AND COUNTRY OF RESIDENCE	POSITION HELD WITH THE CORPORATION AND PERIOD SERVED AS DIRECTOR	PRINCIPAL OCCUPATION DURING LAST FIVE YEARS	NUMBER OF COMMON SHARES BENEFICIALLY OWNED, CONTROLLED OR DIRECTED
Yannick Beaulieu Québec, Canada Independent

Director of the Corporation since February 2017

Chair of the ESG, Community, Sustainability and Diversity Committee

Member of the Audit Committee

Member of the Governance, Compliance and Legal Committee

		Chief Financial Officer of Verval Ltd.	31,200 Common Shares (post-Consolidation)
Daniel Buron Québec, Canada Independent

Director of the Corporation since September 2019

Lead Independent Director

Chair of the Audit Committee

Member of the Human Resources, Nominating and Compensation Committee

Member of the Governance, Compliance and Legal Committee

		Executive Vice-President and Chief Financial Officer of Domtar Corp.	NIL
Eric Desaulniers Québec, Canada Not independent	President, Chief Executive Officer and Director of the Corporation since January 2013 Chair of the Projects and Development Committee Member of the Safety, Health and Well-Being Committee	President and Chief Executive Officer of the Corporation	215,275 Common Shares(1) (post-Consolidation)
Arne H Frandsen Geneva, Switzerland Not independent

Director of the Corporation since May 2019

Chair of the Board of Directors

Chair of the Human Resources, Nominating and Compensation Committee

Chair of the Governance, Compliance and Legal Committee

Member of the ESG, Community, Sustainability and Diversity Committee

		Co-Founder and Managing Partner of The Pallinghurst Group	617,832 Common Shares(2) (post-Consolidation)

Nathalie Jodoin Québec, Canada Independent

Director of the Corporation since January 2016

Chair of the Safety, Health and Well-Being Committee

Member of the Human Resources, Nominating and Compensation Committee

Member of the ESG, Community, Sustainability and Diversity Committee

		Former Lawyer, Patent Agent and Partner of Robic, LLP	57,000 Common Shares(3) (post-Consolidation)
Jürgen Köhler Kelkheim, Germany Independent	Director of the Corporation since April 2021 Member of the Audit Committee Member of the Projects and Development Committee	Former Chief Executive Officer, SGL Carbon SE	NIL
Nathalie Pilon Québec, Canada Independent	Director of the Corporation since December 2020 Member of the Audit Committee Member of the Safety, Health and Well-Being Committee Member of the Projects and Development Committee	Former President of ABB Inc.	NIL
James Scarlett Ontario, Canada Independent

Director of the Corporation since December 2020

Member of the Human Resources, Nominating and Compensation Committee

Member of the Governance, Compliance and Legal Committee

Member of the Safety, Health and Well-Being Committee

		Former Executive Vice-President and Chief Legal Officer of Hydro One Limited	NIL
Andrew Willis Saint Peter Port, Guernsey Not Independent	Director of the Corporation since May 2021	Co-Founder and Managing Partner of The Pallinghurst Group	617,832 Common Shares (post-Consolidation)(4)

Notes:

(1)	Mr. Desaulniers personally holds 148,175 Common Shares (post-Consolidation) and holds 67,100 Common Shares (post-Consolidation) through ED Exploration Inc., a corporation controlled by Mr. Desaulniers and of which he is the sole director and officer.

(2)	Mr. Frandsen personally holds 259,830 Common Shares (post-Consolidation) and holds 358,002 Common Shares (post-Consolidation) through The Pallinghurst Group General Partner Limited, a corporation of which Mr. Frandsen is a director and shareholder.

(3)	Ms. Jodoin personally holds 10,000 Common Shares (post-Consolidation) and holds 47,000 Common Shares (post-Consolidation) through Casolo Inc., a corporation controlled by Ms. Jodoin and of which she is the sole director and officer.

(4)	Mr. Willis holds 358,002 Common Shares (post-Consolidation) through The Pallinghurst Group General Partner Limited, a corporation of which Mr. Willis is a director and shareholder, and holds 259,830 Common Shares (post-Consolidation) through Willis Investments Limited, a corporation controlled by Mr. Willis and of which he is the sole director and shareholder.

To the knowledge of the members of the Board and based on the information provided by the nominees for directorship, none of these nominees:

(a)	is, as of the date of the Circular, or has been, within ten years before this date, a director, chief executive officer or chief financial officer of any corporation, including the Corporation, which has been subject to one of the following orders:

(i)	a cease trade order, an order similar to a cease trade order or an order that denied the relevant corporation access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, while the nominee was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)	a cease trade order, an order similar to a cease trade order or an order that denied the relevant corporation access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, after the nominee ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while the nominee exercised these duties;

(b)	is, as of the date of the Circular, or has been within ten years before this date, a director or executive officer of any corporation, including the Corporation, that, while that person was acting in that capacity, or within a year of that nominee ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)	has, within the ten years before the date of the Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the nominee; or

(d)	has been imposed any penalties or sanctions by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority nor has been imposed any penalties or sanctions by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a nominee for directorship.

On or about March 20, 2012, the Corporation completed a private placement with 109 investors, including 82 Québec residents. Three of these Québec investors have declared and guaranteed, in a Schedule to the subscription agreement, that they were accredited investors. An investigation conducted by the Autorité des marchés financiers (the “AMF”) revealed that these three Québec investors could not benefit from the accredited investor exemption provided for in Section 2.3 of Regulation 45-106 respecting Prospectus Exemptions, since they had incorrectly stated that they owned, at that time, financial assets with an aggregate value of more than one million dollars. The AMF has therefore established that additional verification measures should have been completed by Mr. Eric Desaulniers with respect to the quality of these three Québec investors, thereby enabling the AMF to impose to Mr. Desaulniers an administrative monetary penalty pursuant to the Securities Act (Québec). Pursuant to a settlement agreement between the AMF and Mr. Desaulniers, and ratified by the Tribunal administratif des marchés financiers on April 4, 2018, Mr. Desaulniers agreed to pay an administrative fine of $10,000.

APPOINTMENT OF THE EXTERNAL AUDITOR AND AUTHORIZATION GIVEN TO DIRECTORS TO SET ITS COMPENSATION

Raymond Chabot Grant Thornton L.L.P. has been the external auditor of the Corporation from October 29, 2015 to December 22, 2017, at which time it was succeeded by PricewaterhouseCoopers LLP (“PwC”).

The Audit Committee and the Board of Directors propose the appointment of PwC as external auditor until the Corporation’s next annual meeting of Shareholders. To be validly adopted, the resolution concerning the appointment of PwC must be adopted by a simple majority of the votes cast by the Shareholders present or represented by proxyholders at the Meeting. The Shareholders’ approval will also authorize the Board of Directors to set the external auditor’s compensation. The proxy form or the VIF does not grant a discretionary power to appoint the auditor of the Corporation.

Unless the Shareholders provide instruction to the contrary or in the absence of specific instruction in this respect, the persons named as proxyholders in the enclosed proxy form intend to vote FOR the appointment of PwC as the external auditor of the Corporation until the adjournment of the next annual meeting of Shareholders and authorize the directors to set its compensation.

RATIFICATION AND CONFIRMATION OF THE CORPORATION’S STOCK OPTION PLAN

During the Meeting, the Shareholders will be invited to consider and, if deemed advisable, to adopt, with or without amendment, a resolution, the text of which is set out in Schedule “A”, to ratify and confirm the Plan.

Under the Plan, a maximum of 10% of the issued Common Shares being outstanding from time to time will be reserved for the grant of stock options. On this basis, the Plan will operate as a “rolling plan”, as defined under the policies of the TSX Venture Exchange (“TSXV”), which shall be approved on an annual basis by the Shareholders. For a summary of the principal terms of the Plan, please see section “Stock Option Plan” in this Circular. No changes were made to the Plan submitted to the Shareholders for approval at the meeting held for fiscal year ended December 31, 2019. The text of the Plan is attached as Schedule “B” of the Circular.

On May 13, 2021, the Exchange accepted the annual filing of the Plan. For informative purposes, as of the date of the Circular, 3,708,565 Common Shares (post-Consolidation) represented 10% of the issued and outstanding Common Shares.

The Board of Directors believes that the renewal of the Plan is in the interest of the Corporation and its Shareholders and, accordingly, recommends that Shareholders vote for the adoption of the resolution, the text of which is set out in Schedule “A” of the Circular. To be validly adopted, such resolution must be adopted by a simple majority of the votes cast by the Shareholders present or represented by proxyholder at the Meeting.

Unless the Shareholders provide instruction to the contrary or in the absence of specific instruction in this respect, the persons named as proxyholders in the enclosed proxy form intend to vote FOR the adoption of the resolution, the text of which is set out in Schedule “A” of the Circular.

C. NAMED EXECUTIVE OFFICER AND DIRECTOR COMPENSATION

OVERSIGHT AND DESCRIPTION OF NAMED EXECUTIVE OFFICER AND DIRECTOR COMPENSATION

NAMED EXECUTIVE OFFICERS

The members of the Human Resources, Nominating and Compensation Committee are required to consult with and make recommendations to the Board of Directors on the compensation and compensation plan matters of the President and Chief Executive Officer and the Chief Financial Officer (collectively, the “Named Executive Officers”).

The Human Resources, Nominating and Compensation Committee shall be responsible for assisting the Board of Directors in discharging its oversight responsibilities relating to the compensation and retention of key senior management employees having the skills and expertise needed to enable the Corporation to achieve its goals and strategies at a fair and competitive compensation, including appropriate performance incentives, and to assist the Board of Directors in ensuring that it is comprised of directors with the necessary skills to effectively discharge its oversight responsibilities relating to the Corporation’s activities. The members of the Human Resources, Nominating and Compensation Committee are more specifically responsible for (i) reviewing compensation payable to the Chief Executive Officer of the Corporation and other senior management employees, (ii) reviewing the compensation payable to directors of the Corporation, (iii) overseeing the administration of compensation plans, including equity incentive plans, (iv) reviewing key management succession planning and staffing at key management positions, (v) overseeing and assessing the composition and functioning of the Board of Directors and the Committees (as defined below), (vi) identifying director candidates and recommending to the Board of Directors qualified director candidates for election, and (vii) reviewing executive and director compensation disclosure to be made in the Corporation’s management information circular prepared in connection with the Corporation’s annual meeting of Shareholders.

The Board of Directors, on recommendation of the Human Resources, Nominating and Compensation Committee, analyzes, reviews and determines the compensation of the Named Executive Officers.

The Named Executive Officers’ compensation has been established with a view to attracting and retaining executives critical to the Corporation’s short and long-term success and to continuing to provide executives with compensation that is in accordance with existing market standards generally.

The Named Executive Officers’ compensation is comprised of a base compensation, performance bonus and stock options granted under the Plan, or any combination of these elements.

Through its compensation practices, the Corporation seeks to provide value to its Shareholders through a strong executive leadership. Specifically, the Named Executive Officers’ compensation structure seeks to (i) attract and retain talented and experienced executives necessary to achieve the Corporation’s strategic objectives, (ii) motivate and reward executives whose knowledge, skills and performance are critical to the Corporation’s success, (iii) align the interests of the Corporation’s executives and Shareholders by motivating executives to increase Shareholder value, and (iv) provide a competitive compensation structure in which a significant portion of total compensation is determined by corporate and individual results and the creation of Shareholder value and foster a shared commitment among executives by coordinating their corporate and individual goals.

Within the context of the overall objectives of the Corporation’s compensation practices, the Corporation determined the specific amounts of compensation paid to each Named Executive Officer for the fiscal years ended December 31, 2019 and December 31, 2020 based on a number of factors, including (i) the Corporation’s understanding of the amount of compensation generally paid by similarly situated businesses to their executives with similar roles and responsibilities, (ii) the Corporation’s executives’ performance during the fiscal year in general and as measured against predetermined corporate and individual performance goals, (iii) the roles and responsibilities of the Corporation’s executives, (iv) the individual experience and skills of, and expected contributions from the Corporation’s executives, (v) the amounts of compensation being paid to the Corporation’s other executives, and (vi) any other contractual commitments that the Corporation has made to its executives regarding compensation.

Base Compensation

The Corporation’s approach is to pay its Named Executive Officers a base compensation that is competitive with those of other executives in similar businesses. The Corporation believes that a competitive base compensation is a necessary element of any compensation program that is designed to attract and retain talented and experienced executives. The Corporation also believes that attractive base compensations can motivate and reward executives for their overall performance. The base compensation of each Named Executive Officer is reviewed annually and may be adjusted in accordance with the terms of such Named Executive Officers’ employment.

The Corporation entered into the President and CEO Agreement (as defined below) with its President and Chief Executive Officer on February 21, 2018 and the CFO Agreement (as defined below) with its Chief Financial Officer on March 30, 2018, respectively. The base compensation of such individuals reflects the base compensation that the Corporation negotiated with them. The benchmark used by the Corporation to establish a fair compensation for the Named Executive Officers was composed of compensation surveys of ten Québec-based corporations active in the mining industry. This benchmark is deemed relevant since this method reflects the base compensation awarded to executives in the mining exploration sector who work in the same area as the Corporation. Such base compensation was also based on the experience and skills of, and expected contribution from, each Named Executive Officer, their roles and responsibilities and other factors. The main terms of the President and CEO Agreement and the CFO Agreement are summarized under “Employment, Consulting and Management Agreements” in this Circular.

Performance Bonus

The Named Executive Officers have an opportunity to earn an annual bonus based on corporate and individual performance in the context of the overall performance of the Corporation. Individual target bonuses, which are established by the Human Resources, Nominating and Compensation Committee, can be up to 50% of the base compensation of the Named Executive Officer. Bonuses granted to Named Executive Officers are recommended by the Human Resources, Nominating and Compensation Committee to the Board of Directors which ultimately approves the award of such bonuses.

Bonuses are primarily based upon performance, as measured against predetermined corporate and individual goals covering business development, and corporate and financial achievements. The objectives are presented to the Human Resources, Nominating and Compensation Committee, and discussed with each of the Named Executive Officers. The primary objective of the Corporation’s bonus payments is to motivate and reward the Named Executive Officer for meeting the Corporation’s short-term objectives using a performance-based compensation program with objectively determinable goals that are specifically tailored for each of the Named Executive Officer. Bonuses are granted based on the achievement of criteria, which are established annually. Bonuses are established, among others, on the following criteria: financing, human resources, budget and cost control and permitting and development of projects.

For additional information regarding the grant of performance bonuses, please see the table included under the section “Named Executive Officer and Director Compensation, Excluding Compensation Securities” in this Circular.

Stock Options

The Corporation’s grant of stock options to its Named Executive Officers under the Plan is a method of compensation which is used to attract and retain personnel and to provide an incentive to participate in the long-term development of the Corporation and to increase Shareholder value. The relative emphasis of stock options for compensating Named Executive Officers will generally vary depending on the number of stock options that are outstanding from time to time. As of December 31, 2020, a total of 750,000 stock options (post-Consolidation) were granted to the Named Executive Officers of the Corporation. These stock options have an average exercise price of $2.20 (post-Consolidation). The Corporation generally expects future grants should be based on the following factors: (i) the terms of the Named Executive Officers’ employment; (ii) the executive’s past performance; (iii) the executive’s anticipated future contribution; (iv) the prior stock options grants to such executive; (v) the percentage of outstanding equity owned by the executive; (vi) the level of vested and unvested stock options and (vii) the market practices and the executive’s responsibilities and performance.

The Corporation has not set specific target levels for the grant of stock options to Named Executive Officers but seeks to be competitive with similar businesses. Additional stock option grants will be recommended by the Human Resources, Nominating and Compensation Committee to the Board of Directors which ultimately has the responsibility to grant stock options. For a summary of the main terms of the Plan, see “Stock Option Plan” in this Circular.

DIRECTORS

Except for the President and Chief Executive Officer of the Corporation, the directors of the Corporation are entitled to receive an annual $50,000 compensation and the grant of stock options under the Plan for their services to the Board of Directors and its committees and their attendance at meetings of the Board of Directors and such committees. The Chair and the lead independent director are entitled to receive an additional annual $30,000 retainer for their services to the Board of Directors. The Chair of each of the Committees are also entitled to receive an annual compensation of $15,000, except for the Chair of the Audit Committee who is entitled to receive an annual compensation of $20,000. The members of each of the Committees are entitled to receive an annual compensation of $10,000. During the fiscal years ended December 31, 2019 and December 31, 2020, a total of 1,250,000 and 2,625,000 stock options (pre-Consolidation) were granted to the directors of the Corporation. The Board of Directors, on recommendation of the Human Resources, Nominating and Compensation Committee, determines the compensation of the directors.

The directors have received compensation for their attendance at meetings of the Board of Directors or at Committees during the fiscal years ended December 31, 2019 and December 31, 2020. See the table included under the section “Named Executive Officer and Director Compensation, Excluding Compensation Securities” in this Circular.

NAMED EXECUTIVE OFFICER AND DIRECTOR COMPENSATION, EXCLUDING COMPENSATION SECURITIES

The following table details all compensation paid to the Named Executive Officers, the former Chief Operating Officer of the Corporation and directors for the fiscal years ended December 31, 2019 and December 31, 2020. Effective as of March 24, 2021, the Corporation implemented the Consolidation on the basis of the Consolidation Ratio. The numbers and prices of Common Shares and the information on securities convertible into Common Shares provided in this section are stated prior to giving effect to the Consolidation.

TABLE OF COMPENSATION EXCLUDING COMPENSATION SECURITIES

Name and Position	Year	Salary, Consulting Fee, Retainer or Commission ($)	Bonus ($)	Committee or Meeting Fees ($)	Value of Perquisites ($)	Value of all Other Compensation ($)	Total Compensation ($)
Eric Desaulniers, President, Chief Executive Officer and Director(1)	2019 2020	$275,000 $375,000	$165,433 $0(16)	N/A N/A	N/A N/A	N/A N/A	$440,433 $375,000
Charles-Olivier Tarte, Chief Financial Officer(2)	2019 2020	$206,667 $275,000	$126,486 $0(16)	N/A N/A	N/A N/A	N/A N/A	$333,153 $275,000
Karl Trudeau, Former Chief Operating Officer(3)	2019 2020	$230,000 $17,692	$81,822 N/A	N/A N/A	N/A N/A	N/A N/A	$311,822 $17,692
Yannick Beaulieu, Director(4)	2019 2020	$5,000 $6,250	N/A N/A	$5,000 $4,000	N/A N/A	N/A N/A	$10,000 $10,250
Daniel Buron, Director(5)	2019 2020	$1,508 $11,250	N/A N/A	$1,500 $4,000	N/A N/A	N/A N/A	$3,008 $15,250
Arne H Frandsen, Director(6)	2019 2020	$2,981 $11,250	N/A N/A	$500 $1,500	N/A N/A	N/A N/A	$3,481 $12,750
Nathalie Jodoin, Director(7)	2019 2020	$5,000 $6,250	N/A N/A	$3,500 $1,000	N/A N/A	N/A N/A	$8,500 $7,250
Nathalie Pilon, Director(8)	2019 2020	– N/A	– N/A	– N/A	– N/A	– N/A	– N/A
James Scarlett, Director(9)	2019 2020	– N/A	– N/A	– N/A	– N/A	– N/A	– N/A
Jean-Philippe Aubé, Former Director(10)	2019 2020	$2,376 –	N/A –	3,000 –	N/A –	N/A –	$$5,376 –
Patrice Boulanger, Former Director(11)	2019 2020	$3,505 –	N/A –	$3,500 –	N/A –	N/A –	$7,005 –
Guy Bourassa, Former Director(12)	2019 2020	$2,376 –	N/A –	$1,000 –	N/A –	N/A –	$3,376 –
Marc Prud’homme, Former Director(13)	2019 2020	$5,000 $5,000	N/A N/A	$4,000 $2,750	N/A N/A	N/A N/A	$9,000 $7,750
Pierre Renaud, Former Director(14)	2019 2020	$24,000 $24,000	N/A N/A	$3,000 $2,000	N/A N/A	N/A N/A	$27,000 $26,000
Christopher Shepherd, Former Director(15)	2019 2020	$2,981 $37,500	N/A N/A	$1,500 $4,000	N/A N/A	N/A N/A	$4,481 $41,500

Notes:

(1)	Mr. Desaulniers, who is also a director of the Corporation since January 2013, is not being compensated for the services delivered as such. Mr. Desaulniers is President and Chief Executive Officer of the Corporation since January 2013.

(2)	Mr. Tarte is Chief Financial Officer of the Corporation since November 2016.

(3)	Mr. Trudeau acted as Chief Operation Officer of the Corporation until January 2020.

(4)	Mr. Beaulieu is a director of the Corporation since February 2017.

(5)	Mr. Buron is a director of the Corporation since September 2019.

(6)	Mr. Frandsen is a director of the Corporation since May 2019.

(7)	Ms. Jodoin is a director of the Corporation since January 2016.

(8)	Ms. Pilon is a director of the Corporation since December 2020.

(9)	Mr. Scarlett is a director of the Corporation since December 2020.

(10)	Mr. Aubé was a director of the Corporation until June 2019.

(11)	Mr. Boulanger was a director of the Corporation until September 2019. He was also a member of the Audit Committee until September 2019.

(12)	Mr. Bourassa was a director of the Corporation until June 2019.

(13)	Mr. Prud’homme was a director of the Corporation until November 2020.

(14)	Mr. Renaud was a director of the Corporation until November 2020. Mr. Renaud acted as Chair of the Board of Directors from May 2018 to September 2019.

(15)	Mr. Shepherd was a director of the Corporation until May 2021 and provides consulting services to the Corporation. See “Employment, Consulting and Management Agreements – Christopher Shepherd” in this Circular.

(16)	The bonuses to be paid by the Corporation to Messrs. Desaulniers and Tarte pursuant to the President and CEO Agreement and the CFO Agreement have not been determined by the Board of Directors as of the date of this Circular.

STOCK OPTIONS AND OTHER COMPENSATION SECURITIES

The following table lays out all compensation securities granted or issued to Named Executive Officers and directors by the Corporation during the fiscal year ended December 31, 2020 for services provided or to be provided, directly or indirectly, to the Corporation or any of its subsidiaries. Effective as of March 24, 2021, the Corporation implemented the Consolidation on the basis of the Consolidation Ratio. The numbers and prices of Common Shares and the information on securities convertible into Common Shares provided in this section are stated prior to giving effect to the Consolidation.

COMPENSATION SECURITIES

Name and Position(11)	Type of Compensation Security	Number of Compensation Securities, Number of Underlying Securities(13) and Percentage of Class(14)		Date of Issue or Grant (m/d/y)	Issue, Conversion or Exercise Price ($)		Closing Price of Security or Underlying on Date of Grant ($)		Closing Price of Security or Underlying Security at Year End ($)		Expiry Date (m/d/y)
Eric Desaulniers, President, Chief Executive Officer and Director(1)	Stock options	3,000,000 (0.81%	)	2020-09-02		$0.185		$0.185		$1.03	2025-09-02
Charles-Olivier Tarte, Chief Financial Officer(2)	Stock options	1,500,000 (0.40%	)	2020-09-02		$0.185		$0.185		$1.03	2025-09-02
Karl Trudeau, Former Chief Operating Officer(3)	–	–		–		–		–		–	–
Yannick Beaulieu, Director(4)	Stock options	200,000 (0.05%	)	2020-09-02		$0.185		$0.185		$1.03	2025-09-02
Daniel Buron, Director(5)	Stock options	325,000 (0.09%	)	2020-09-02		$0.185		$0.185		$1.03	2025-09-02
Arne H Frandsen, Director(6)	Stock options	300,000 (0.08%)		2020-09-02		$0.185		$0.185		$1.03	2025-09-02
Nathalie Jodoin, Director(7)	Stock options	200,000 (0.05%	)	2020-09-02		$0.185		$0.185		$1.03	2025-09-02
Nathalie Pilon, Director(8)	Stock options	250,000 (0.07%	)	2020-11-30		$0.70		$0.70		$1.03	2025-11-30
James Scarlett, Director(9)	Stock options	250,000 (0.07%	)	2020-11-30		$0.70		$0.70		$1.03	2025-11-30
Marc Prud’homme, Former Director(10)	Stock options	175,000 (0.05%	)	2020-09-02		$0.185		$0.185		$1.03	2025-09-02
Pierre Renaud, Former Director(11)	Stock options	200,000 (0.05%	)	2020-09-02		$0.185		$0.185		$1.03	2025-09-02
Christopher Shepherd, Former Director(12)	Stock options	550,000 (0.15%) 175,000 (0.05%)		2020-11-30 2020-09-02	$ $	0.70 0.185	$ $	0.70 0.185	$ $	1.03 1.03	2025-11-30 2025-09-02

Notes:

(1)	As of December 31, 2020, Mr. Desaulniers held a total of 5,000,000 stock options (3,000,000 vested) entitling him to acquire 5,000,000 Common Shares (on a pre-Consolidation basis).

(2)	As of December 31, 2020, Mr. Tarte held a total of 2,500,000 stock options (1,500,000 vested) entitling him to acquire 2,500,000 Common Shares (on a pre-Consolidation basis).

(3)	Mr. Trudeau acted as Chief Operation Officer of the Corporation until January 2020.

(4)	As of December 31, 2020, Mr. Beaulieu held a total of 750,000 stock options (750,000 vested) entitling him to acquire 750,000 Common Shares (on a pre-Consolidation basis).

(5)	As of December 31, 2020, Mr. Buron held a total of 475,000 stock options (475,000 vested) entitling him to acquire 475,000 Common Shares (on a pre-Consolidation basis).

(6)	As of December 31, 2020, Mr. Frandsen held a total of 500,000 stock options (500,000 vested) entitling him to acquire 500,000 Common Shares (on a pre-Consolidation basis).

(7)	As of December 31, 2020, Ms. Jodoin held a total of 750,000 stock options (750,000 vested) entitling her to acquire 750,000 Common Shares (on a pre-Consolidation basis).

(8)	As of December 31, 2020, Ms. Pilon held a total of 250,000 stock options (250,000 vested) entitling her to acquire 250,000 Common Shares (on a pre-Consolidation basis).

(9)	As of December 31, 2020, Mr. Scarlett held a total of 250,000 stock options (250,000 vested) entitling him to acquire 250,000 Common Shares (on a pre-Consolidation basis).

(10)	Mr. Prud’homme acted as director of the Corporation until November 2020. As of December 31, 2020, Mr. Prud’homme held a total of 625,000 stock options (625,000 vested) entitling him to acquire 625,000 Common Shares (on a pre-Consolidation basis).

(11)	Mr. Renaud acted as director of the Corporation until November 2020. As of December 31, 2020, Mr. Renaud held a total of 850,000 stock options (850,000 vested) entitling him to acquire 850,000 Common Shares (on a pre-Consolidation basis).

(12)	Mr. Shepherd acted as director of the Corporation until May 2021. As of December 31, 2020, Mr. Shepherd held a total of 875,000 stock options (875,000 vested) entitling him to acquire 875,000 Common Shares (on a pre-Consolidation basis).

(13)	Each stock option entitles the holder thereof to acquire one Common Share.

(14)	The calculation of the percentage of class shown in the table is made on an undiluted basis and takes into account the number of issued and outstanding Common Share as of December 31, 2020 prior to giving effect to the Consolidation.

The following table lays out all compensation securities exercised by Named Executive Officers and directors during the fiscal year ended December 31, 2020.

EXERCISE OF COMPENSATION SECURITIES BY DIRECTORS AND NAMED EXECUTIVE OFFICERS

Name and Position	Type of Compensation Security	Number of Underlying Securities Exercised	Exercise Price per Security ($)	Date of Exercise(m/d/y)	Closing Price per Security on Date of Exercise ($)	Difference Between Exercise Price and Closing Price on Date of Exercise ($)	Total Value on Exercise Date ($)
Eric Desaulniers, President, Chief Executive Officer and Director	Stock options	375,000	$0.20	2020-12-04	$0.70	$0.50	$262,500

STOCK OPTION PLAN

On May 19, 2021, the Board of Directors approved the Plan, under which the Board of Directors may grant stock options to (i) the employees, officers, directors and consultants of the Corporation or any of its subsidiaries, and (ii) a person employed to perform investor relations activities (the “Eligible Participants”). The Plan has been prepared so as to meet the requirements of the Exchange.

Under the Plan, a maximum of 10% of the issued Common Shares being outstanding from time to time shall be reserved for the grant of stock options. On this basis, the Plan, qualified a rolling stock option plan under the policies of the Exchange, must be approved by the Shareholders every year during its annual general meeting and is also subject to the Exchange's approval. In this regard, please to refer to “Ratification and Confirmation of the Corporation’s Stock Option Plan”. As of the date of the Circular, a total of 1,208,565 Common Shares (post-Consolidation) were reserved for issuance under the Plan.

The purpose of the Plan is to provide the Corporation with a share-based mechanism to attract, motivate and retain Eligible Participants whose skills, performance and loyalty to the Corporation or any of its subsidiaries, as the case may be, are necessary to its success, image, reputation or activities.

For the purposes of the Plan description, capitalized terms used herein that are not otherwise defined shall have the meanings ascribed thereto in Schedule “A” of the Plan, which is attached to the Circular as Schedule “B”. The material terms of the Plan are as follows:

1.	A maximum of 10% of the issued Shares in the capital of the Corporation being outstanding from time to time is reserved for the grant of Stock Options pursuant to the Plan.

2.	Subject to provisions of the Plan, no Stock Option may be granted to an Eligible Participant (and to any companies that are wholly owned by that person) if the Shares reserved for issuance with respect to such grant and the Stock Options already granted exceed in a 12 month period 5% of all the issued and outstanding Shares, calculated at the Date of Grant of such Stock Options unless the Corporation has obtained the requisite disinterested shareholder approval in accordance with the policies of the Exchange.

3.	The number of Stock Options to be granted to any Consultant in a 12-month period must not exceed 2% of all the issued and outstanding Shares of the Corporation, calculated at the Date of Grant of such Stock Options to such Consultant.

4.	The number of Stock Options to be granted to all persons employed to perform investor relations activities in a 12-month period must not exceed 2% of all the issued and outstanding Shares of the Corporation, calculated at the Date of Grant of such Stock Options. Stock Options granted to Consultants performing investor relations activities must vest in stages over 12 months with no more than ¼ of the Stock Options vesting in any three-month period.

5.	The Board of Directors may, in its sole discretion, determine to which Eligible Participants Stock Options will be granted and the number of Shares reserved for issuance pursuant to the Stock Options.

6.	Subject to provisions of the Plan, the Expiry Date of a Stock Option shall be the 10th anniversary of the Date of Grant unless a shorter period of time is otherwise set by the Board of Directors and set forth in the Notice of Grant at the time the particular Stock Option is granted.

7.	Subject to provisions of the Plan, the Vesting Dates of the Stock Options shall correspond to the vesting periods determined by the Board of Directors at the time of grant of such Stock Options, as set out in the Notice of Grant.

8.	Subject to the discretionary power of the Board of Directors, outstanding Stock Options that are not vested as of the date the Optionholder ceases to be an Eligible Person for any reason such as disability, resignation, dismissal or termination of contract, shall terminate on such date, cannot be vested and become null, void and of no effect.

9.	The Board of Directors, in its sole discretion, determines the Exercise Price of the Shares underlying the Stock Options, which Exercise Price shall not be lower than $0.05 per Share in accordance with the policies of the Exchange. Subject to subparagraph 3.6(d) of Policy 4.4 of the Exchange Corporate Finance Manual respecting options granted within 90 days of a distribution by a prospectus, the Exercise Price is established based on the market price of the Shares at the closing of the Exchange on the exchange day immediately preceding the Date of Grant, provided that if the Stock Options were granted to an officer, a Director or a person employed to perform investor relations activities, a news release was issued to fix the price, or if no Shares were negotiated on this day, the arithmetic average of the last bid and ask prices of the Shares on the Exchange.

10.	Stock Options (and any rights thereunder) shall be non-assignable and non-transferable unless by legacy or inheritance. Stock Options may be exercised only by the Optionholder’s legal representative within the first year following the Optionholder’s death.

11.	The Expiry Date of a Stock Option held by an Optionholder that became vested prior to his or her death shall be the earlier of:

(i)	the Expiry Date shown on the relevant Notice of Grant; or

(ii)	one year following the Optionholder’s death.

12.	Should a person employed to perform investor relations activities cease to be an Eligible Participant for any reason other than death (such as by reason of disability, resignation, dismissal or termination of contract), then the Expiry Date of its Stock Option vested at the latest on the date such person ceases to be an Eligible Participant (the “Date of Termination of Investor Relations Activities”), shall be the earlier of:

(i)	the Expiry Date shown on the relevant Notice of Grant; or

(ii)	30 days from the Date of Termination of Investor Relations Activities.

13.	Should a person cease to be an Eligible Participant for any reason other than death or the termination of investor relations activities (such as by reason of disability, resignation, dismissal or termination of contract), then the Expiry Date of its Stock Option vested at the latest on the date such person ceases to be an Eligible Participant (the “Termination Date”), shall be the earlier of:

(i)	the Expiry Date shown on the relevant Notice of Grant; or

(ii)	ninety days from the Termination Date.

14.	If an Eligible Participant who is an Employee or Consultant of the Corporation, or any of its subsidiaries, is terminated for cause (serious reason, as referenced in Article 2094 of the Civil Code of Québec), all Stock Options held by such Eligible Participant shall immediately terminate and become null, void and of no effect on the date on which the Corporation, or any of its subsidiaries, gives a notice of termination for cause to such Eligible Participant.

15.	Pursuant to the policies of the Exchange, the Plan must be approved each year by the Corporation’s shareholders at the annual general meeting of shareholders of the Corporation.

EMPLOYMENT, CONSULTING AND MANAGEMENT AGREEMENTS

Eric Desaulniers

The Corporation entered into an employment agreement with Mr. Eric Desaulniers, pursuant to which the terms of his employment as President and Chief Executive Officer of the Corporation were confirmed (the “President and CEO Agreement”). The President and CEO Agreement provides for an indeterminate term. Pursuant to the President and CEO Agreement, Mr. Desaulniers is entitled to receive an annual base salary of $375,000. Mr. Desaulniers is also entitled to an annual bonus of up to 25% of his annual base salary, subject to certain objectives set by the Board of Directors are met. At the discretion of the Board of Directors, in the event Mr. Desaulniers exceptionally surpasses the objectives set by the Board of Directors, Mr. Desaulniers could be awarded an annual bonus of up to 50% of his annual base salary. Mr. Desaulniers is entitled to four weeks of paid vacation per year and also to stock options that may be granted, from time to time, by the Board of Directors under the Plan. The Corporation may terminate without a serious reason the President and CEO Agreement by giving him a twelve-month written notice.

In the event the President and CEO Agreement is terminated following a reverse take-over or that the working conditions are materially modified, Mr. Desaulniers shall be entitled to receive a lump sum representing twenty-four (24) months of his annual base salary and an indemnity corresponding to the vacation accrued.

Charles-Olivier Tarte

The Corporation entered into an employment agreement with Mr. Charles-Olivier Tarte, pursuant to which the terms of his employment as Chief Financial Officer of the Corporation were confirmed (the “CFO Agreement”). The CFO Agreement provides for an indeterminate term. Pursuant to the CFO Agreement, Mr. Tarte is entitled to receive an annual base salary of $275,000. Mr. Tarte is also entitled to an annual bonus of up to 25% of his annual base salary, subject to certain objectives set by the Board of Directors are met. At the discretion of the Board of Directors, in the event Mr. Tarte exceptionally surpasses the objectives set by the Board of Directors, Mr. Tarte could be awarded an annual bonus of up to 50% of his annual base salary. Mr. Tarte is entitled to four weeks of paid vacation per year and also to stock options that may be granted, from time to time, by the Board of Directors under the Plan. The Corporation may terminate without a serious reason the CFO Agreement by giving him a twelve-month written notice.

In the event the CFO Agreement is terminated following a reverse take-over or that the working conditions are materially modified, Mr. Tarte shall be entitled to receive a lump sum representing twenty-four (24) months of his annual base salary and an indemnity corresponding to the vacation accrued.

CHRISTOPHER SHEPHERD

The Corporation entered into a consulting agreement with Mr. Christopher Shepherd, pursuant to which Mr. Shepherd provides consulting services in the area of finance and corporate development to the Corporation (the “Consulting Agreement”). Pursuant to the Consulting Agreement, Mr. Shepherd is entitled to receive an annual consulting fee of $125,000, paid monthly. Mr. Shepherd is also entitled to a target bonus of up to 25% of his consulting fee, as invoiced, subject to certain objectives set by the Board of Directors being met. Mr. Shepherd is entitled to four weeks of paid vacation per year, included in his consulting fee, and he was awarded 55,000 stock options (post-Consolidation) under the Plan. The Consulting Agreement has a term of twelve months and may be terminated by the Corporation on fifteen days’ notice.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

EQUITY COMPENSATION PLAN INFORMATION

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights		Weighted-average exercise price of outstanding options, warrants and rights		Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by securityholders(1)	24,000,000	(2)	$0.32	(2)	1,308,282	(3)
Equity compensation plans not approved by securityholders	N/A		N/A		N/A
Total	24,000,000	(2)	$0.32	(2)	1,308,282	(3)

Note:

(1)	The only equity compensation plan approved by the securityholders of the Corporation is the Plan.

(2)	This number is provided as of December 31, 2020 prior to giving effect to the Consolidation.

(3)	This number is provided as of December 31, 2020 prior to giving effect to the Consolidation. Therefore, this number will vary since the Plan provides that the Corporation may grant stock options to purchase a maximum number of Common Shares corresponding to 10% of the number of issued and outstanding Common Shares from time to time.

INDEBTEDNESS OF DIRECTORS AND NAMED EXECUTIVE OFFICERS

As of the date of the Circular, no one who is or has ever been executive officer, director, proposed nominee for election as a director, and each associate of any such persons, or employee, former or present, of the Corporation or any of its subsidiaries was indebted to the Corporation or any of its subsidiaries or to another entity where the indebtedness was subject to a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

D. CORPORATE GOVERNANCE

GENERAL COMMENT

Regulation 58-101 respecting Disclosure of Corporate Governance Practices (“Regulation 58-101”) and Policy 3.1 – Directors, Officers, Other Insiders & Personnel and Corporate Governance of the TSX Venture Exchange Corporate Finance Manual set out a series of guidelines for effective corporate governance. The guidelines address matters such as the composition and independence of corporate boards, the functions to be performed by boards and their committees, and the effectiveness and education of board members. Each reporting issuer, such as the Corporation, must disclose on an annual basis and in the prescribed form, the corporate governance practices that it has adopted. The following is the Corporation’s required annual disclosure of its corporate governance practices provided as of the date of the Circular.

BOARD OF DIRECTORS

Regulation 58-101 defines an independent director as a director who has no direct or indirect material relationship with the issuer. A “material relationship” is defined as a relationship which could, in the view of the issuer’s board of directors, be reasonably expected to interfere with such member’s independent judgment.

The Board of Directors is currently comprised of nine (9) directors, six (6) of whom are independent within the meaning of Regulation 58-101. The independent directors of the Corporation are Messrs. Daniel Buron, Yannick Beaulieu, James Scarlett and Jürgen Köhler and Mses. Nathalie Jodoin and Nathalie Pilon.

Mr. Eric Desaulniers, President and Chief Executive Officer of the Corporation, is not considered an independent director, within the meaning of Regulation 58-101, as a result of his position as executive officer of the Corporation.

Messrs. Arne H Frandsen and Andrew Willis, are not considered independent directors as they are directors and/or officers of Pallinghurst International or one of its affiliates, the beneficial owner of an aggregate of 5,628,877 Common Shares (post-Consolidation), representing 15.18% of the issued and outstanding Common Shares as of the date of this Circular.

DIRECTORSHIPS

The directors of the Corporation that are currently directors of other issuers that are also reporting issuers (or the equivalent) in a jurisdiction or a foreign jurisdiction are set out below:

NAME OF DIRECTOR	ISSUER
Eric Desaulniers	Société d’exploration minière Vior inc.
Nathalie Pilon	NanoXplore Inc.
James Scarlett	Chartwell Retirement Residences

ORIENTATION AND CONTINUING EDUCATION

The Board of Directors briefs all new directors with respect to the policies of the Board of Directors and other relevant corporate and business information. The Board of Directors does not provide any formal continuing education, but does encourage directors to individually and as a group keep themselves informed on changing corporate governance and legal issues. Directors of the Corporation are individually responsible for updating their skills as required to meet their obligations as directors. In addition, the Board of Directors encourages the directors to take relevant training programs offered by different regulatory bodies and gives them the opportunity to expand their knowledge about the nature and operations of the Corporation.

ETHICAL BUSINESS CONDUCT

The Board of Directors has adopted and implemented a code of conduct (the “Code of Conduct”) to encourage and promote a culture of ethical business conduct. The Code of Conduct may be consulted under the Corporation’s profile on SEDAR at www.sedar.com.

The Code of Conduct has been provided to all employees of the Corporation. In addition, all employees of the Corporation have received a presentation on the Code of Conduct, have been advised that the Corporation will penalize any breach thereof and are invited to voluntarily adhere to the Code of Conduct in writing. The management reports to the Board of Directors on any breach of the Code of Conduct.

In addition to the Code of Conduct, the charter of the Board of Directors provides that a director who finds himself in a conflict of interest situation during any discussion at a meeting of the Board of Directors or its Committees shall declare his interest and withdraw so that he does not take part in the discussion or decisions that are made, where applicable.

The Board of Directors has also adopted various internal policies for encouraging and promoting a culture of commercial ethics. In particular, the Board of Directors has approved a policy on the use of privileged information which reminds the directors, officers and employees of the Corporation who have access to confidential information that might affect the price or market value of the securities of the Corporation, or any third party to important negotiations, that trading in the Common Shares or of the other corporations concerned is prohibited until such time as the information has been fully disclosed and a reasonable time has elapsed since the public disclosure thereof. In addition, employees, directors, officers and insiders of the Corporation and may not transact in securities of the Corporation during certain blackout periods provided for in the said policy. The Board of Directors also approved an information disclosure policy whose objective is to ensure that communications to the general investing public concerning the Corporation are made on a timely basis, accurately disclose the facts and are reported in accordance with the applicable legal and regulatory requirements.

NOMINATION OF DIRECTORS

The Board of Directors, on recommendation of the Human Resources, Nominating and Compensation Committee, designates new candidates for the position of director of the Corporation.

The Board of Directors carefully reviews and assesses the professional skills and abilities, the personality and other qualifications of each candidate, including the time and energy that the candidate is able to devote to this task as well as the contribution that he can make to the Board of Directors.

COMPENSATION

The Board of Directors, on recommendation of the Human Resources, Nominating and Compensation Committee, determines the compensation of the Corporation’s directors and officers.

For details regarding the process of determining compensation paid to Named Executive Officers, including the Chief Executive Officer, as well as the directors of the Corporation, see “Oversight and Description of Named Executive Officer and Director Compensation” in this Circular.

OTHER BOARD COMMITTEES

In addition to the Audit Committee and the Human Resources, Nominating and Compensation Committee, the Board of Directors has established the Governance, Compliance and Legal Committee, the Safety, Health and Well-Being Committee, the Projects and Development Committee and the ESG, Community, Sustainability and Diversity Committee.

The following is a description of the current Committees:

Audit Committee

See “Audit Committee” in this Circular for a description of the duties and responsibilities of the Audit Committee.

Human Resources, Nominating and Compensation Committee

See “Oversight and Description of Named Executive Officer and Director Compensation” in this Circular for a description of the duties and responsibilities of the Human Resources, Nominating and Compensation Committee.

Governance, Compliance and Legal Committee

The Governance, Compliance and Legal Committee is responsible for (i) the development, recommendation to the Board of Directors, implementation and assessment of effective corporate governance principles and policies, (ii) reviewing periodically the Corporation’s governance policies and ensure that they remain current, (iii) reviewing the corporate governance disclosure to be made in the Corporation’s management information circular prepared in connection with the Corporation’s annual meeting of Shareholders, and (iv) overseeing and assessing the compliance by the Corporation of its legal and regulatory obligations.

The members of the Governance, Compliance and Legal Committee are Messrs. Arne H Frandsen (Chair), Yannick Beaulieu, Daniel Buron and James Scarlett.

Safety, Health and Well-Being Committee

One of the Corporation’s core values is to protect the occupational health and safety of its employees and contractors, suppliers and visitors. To this end, the Safety, Health and Well-Being Committee shall provide corporate direction to, and monitor and review, health and safety, well-being, security and other management systems, policies, programs and targets to assist the Board of Directors in overseeing the Corporation’s performance in these areas.

The Safety, Health and Well-Being Committee shall have oversight of the Corporation’s health and safety policy and shall perform a periodic review of such policy to ensure it remains current.

The members of the Safety, Health and Well-Being Committee are Mses. Nathalie Jodoin (Chair) and Nathalie Pilon and Messrs. Eric Desaulniers and James Scarlett.

Projects and Development Committee

The Projects and Development Committee shall work closely with management and oversee the development and construction plans related to its mining and industrial projects. In particular, the Projects and Development Committee shall (i) meet with management on a regular basis and obtain progress updates, (ii) serve as an “advisory counsel” regarding technical matters and economic considerations related to the Corporation’s mining and industrial projects, (iii) keep the Board of Directors apprised of the progress of the Corporation’s mining and industrial projects, and (iv) have the authority to approve, on behalf of the Board of Directors, expenses up to a pre-determined level.

The members of the Projects and Development Committee are Messrs Eric Desaulniers (Chair) and Jürgen Köhler and Ms. Nathalie Pilon.

ESG, Community, Sustainability and Diversity Committee

The ESG, Community, Sustainability and Diversity Committee shall have oversight of the Corporation’s environmental, social and governance (“ESG”) initiatives as well as the Corporation’s approach to matters related to diversity, equality and inclusion. Specific areas of oversight shall include environment, human rights, community, stakeholder and indigenous people relations, sustainable development, including local employment and procurement, socio-economic development and social impact mitigation, transparency and communication related to sustainability matters and government relations. The ESG, Community, Sustainability and Diversity Committee shall review the Corporation’s material reports pertaining to ESG and diversity. The ESG, Community, Sustainability and Diversity Committee shall report to the Board of Directors regarding the Corporation’s approach to ESG and diversity and regularly inform the Board of Directors regarding developments and best practices in this area. The ESG, Community, Sustainability and Diversity Committee shall have oversight of the Corporation’s sustainable development policy and shall perform a periodic review of such to ensure it remains current.

The members of the ESG, Community, Sustainability and Diversity Committee are Messrs. Yannick Beaulieu (Chair) and Arne H Frandsen and Ms. Nathalie Jodoin.

ASSESSMENTS

The Board of Directors has not established a formal process to regularly assess the Board and its Committees with respect to their effectiveness and contributions. Nevertheless, their effectiveness is subjectively measured on an ongoing basis by each director based on their assessment of the performance of the Board of Directors, its Committees or the individual directors compared to their expectation of performance.

In doing so, the contributions of an individual director are informally monitored by the other members of the Board of Directors, bearing in mind the business strengths of the individual and the purpose of originally nominating the individual to the Board. Other methods are used to assess the Board of Directors, its Committees and the individual directors, including surveys, interviews, group discussions and other similar methods.

DIVERSITY

On January 1, 2020, amendments to the Canada Business Corporations Act entered into force requiring new disclosure of the number of (i) women, (ii) Aboriginal peoples, (iii) people with disabilities, and (iv) members of visible minorities (collectively, the “Designated Groups”) on the Board of Directors and in senior management positions with the Corporation.

The Corporation recognizes the benefits of diversity within its Board of Directors, at the senior management level and all levels of the organization. However, the Corporation has not adopted a formal written policy on the search for and selection of members of Designated Groups as directors or members of senior management and has not adopted formal targets regarding members of Designated Groups being represented on the Board of Directors or holding senior management positions. The Corporation does not believe that a formal policy or formal targets at the current time would enhance the representation of Designated Groups on the Board of Directors beyond the current recruitment and selection process.

The Corporation evaluates the necessary competencies, skills, experience and other qualifications of each candidate as a whole and considers the representation of Designated Groups as one of many factors in the recruitment and selection of candidates for Board of Directors and senior management positions.

As of the date of this Circular, two of the members of the Board of Directors are members of the Designated Groups (22.22%) and none of the three members of the senior management team of the Corporation is a member of the Designated Groups (0.00%).

The Board of Directors has not adopted a formal policy relating to term limits for directors. The Board of Directors strives to be constituted to achieve a balance between experience and the need for renewal and fresh perspective. The Board of Directors is of the opinion that term limits may disadvantage the Corporation through the loss of beneficial contributions of its directors.

E. AUDIT COMMITTEE

Regulation 52-110 requires the Corporation, as a venture issuer, to disclose annually in its Circular certain information regarding the constitution of the Audit Committee and its relationship with its independent auditor.

THE AUDIT COMMITTEE’S CHARTER

On May 19, 2021, the Board of Directors approved the Audit Committee’s charter (the “Charter”), which describes the duties, responsibilities and skills required from its members as well as the terms of their nomination and dismissal and their relationship with the Board of Directors.

The purpose of the Audit Committee is to assist the Board of Directors in its oversight of: (i) the integrity of the financial statements, the financial reporting process and related information; (ii) the independence, qualifications, appointment and performance of the external auditor; (iii) compliance with applicable legal and regulatory requirements; (iv) disclosure, internal controls and internal audit procedures; and (v) risk management processes. In addition, the Audit Committee provides an avenue for communication between the external auditor, management, and other employees of the Corporation, as well as the Board of Directors, concerning accounting and auditing matters. The Charter is attached as Schedule “C” to the Circular.

COMPOSITION OF THE AUDIT COMMITTEE

As of the date of the Circular, the Audit Committee is composed of the following members:

NAME	INDEPENDENT	FINANCIALLY LITERATE
Daniel Buron (Chair)	Yes	Yes
Yannick Beaulieu	Yes	Yes
Jürgen Köhler	Yes	Yes
Nathalie Pilon	Yes	Yes

RELEVANT EDUCATION AND EXPERIENCE

Since 2004, Mr. Buron has served as Senior Vice-President and Chief Financial Officer of Domtar Corporation (NYSE:UFS) and Domtar Inc. Before joining Domtar in 1999, he held various finance positions with a leading firm in the commercialization and development of IT applications, solutions and tools as well as with one of the big four international accounting firms. Mr. Buron has more than 30 years of experience in finance. He is a member of the Québec Chartered Professional Accounting (CPA) order and a member of the Institute of Corporate Directors (ICD). He currently sits on the board of McGill University Health Center Foundation and served, until June 2020, on the board of SEMAFO, a TSX-listed company.

Mr. Beaulieu is currently the Chief Financial Officer of Verval Ltd, a privately held company in the construction industry specialized in building envelope which as is headquarter in the National Capital Region (Gatineau/Ottawa). He is also a member of the Board of Directors of a privately held real estate company also in the National Capital Region. Before joining Verval Ltd in 2015, he held the position of auditor in several accounting firms, including his own and was a part-time Accounting Lecturer with Université du Québec en Outaouais. He is a member of the Québec Chartered Professional Accounting (CPA) order and holds a bachelor's degree in administration (accounting) and a master's degree in business administration (MBA) from the Université du Québec à Trois-Rivières.

Mr. Köhler was formerly the CEO of SGL Carbon, an advanced graphite materials company. Based in Wiesbaden, Germany, he was responsible for approximately 5,000 employees and over 30 operating plants globally. Before becoming the CEO of SGL Carbon, he worked for more than a decade as a senior chemical engineer and Department Leader for the company. Among his many roles, he was responsible for building and operating advanced graphite materials plants in Europe, North America and Asia. Before his time at SGL Carbon, Mr. Köhler worked in the United States for Celanese Corporation as Director for Manufacturing & Technology. Before that, he worked as a chemical engineer at Hoechst AG, in Frankfurt. Mr. Köhler earned a Ph.D. in Chemical Engineering with “summa cum laude” from the Technical University of Munich (TUM).

Ms. Pilon was President of ABB in Canada and member of the Executive Board of ABB Americas until the end of 2019. Prior to her appointment, she was President of Thomas & Betts Canada, where she had been with the company since 1996 as Vice President, Finance and Information Technologies. Prior to joining Thomas & Betts, Ms. Pilon served as Senior Manager, Professional Practice for KPMG. She was named one of Canada’s Top 100 Most Powerful Women by the Women’s Executive Network. In 2015 she received the distinguished Leadership Award by the Association of Women in Finance, and in 2018 she was awarded an Honorary Doctorate from Concordia University for her innovation in business. Ms. Pilon holds a Bachelor’s degree in Business Administration from HEC Montréal and is a fellow of the Québec Order of Chartered Professional Accountants (FCPA). She is a board member of HEC Montréal, the CSA Group, the Montréal Port Authority and NanoXplore Inc.

As such, all the members of the Audit Committee have the financial skills necessary to understand the accounting principles used by the Corporation in preparing its financial statements as well as the ability to assess the general application of such accounting principles. The members of the Audit Committee also have relevant experience in analyzing and evaluating financial statements that presents a level of complexity of accounting issues that can reasonably be expected to be raised by the Corporation’s financial statements, or experience actively supervising one or more individuals engaged in such activities. The members of the Audit Committee also understand the internal controls and procedures respecting the disclosure of financial information.

AUDIT COMMITTEE OVERSIGHT

Since the beginning of the Corporation’s fiscal year ended December 31, 2020, the Board of Directors has not failed to adopt a recommendation of the Audit Committee to nominate or compensate an external auditor.

RELIANCE ON CERTAIN EXEMPTIONS

Since the beginning of the Corporation’s fiscal year ended December 31, 2020, the Corporation has not relied on the provisions of Section 2.4 and Subsections 6.1.1(4), (5) and (6) of Regulation 52-110 or on an exemption under Part 8 of Regulation 52-110.

PRE-APPROVAL POLICIES AND PROCEDURES

The Audit Committee has not adopted specific policies or procedures for the engagement of non-audit services. However, the Audit Committee approves, from time to time, expenses made for non-audit-related services contracts.

EXTERNAL AUDITOR SERVICE FEES

The following table sets out the service fees invoiced by PwC for the fiscal years ended December 31, 2019 and December 31, 2020:

	2019	2020
Audit Fees	$75,000	$154,891
Audit-Related Fees	N/A	N/A
Tax Fees	$7,500	$13,650
All Other Fees	N/A	N/A
Total	$82,500	$168,541

EXEMPTION

The Corporation is a “venture issuer” within the meaning of Regulation 52-110 and, as such, benefits from the exemption provided for in Section 6.1 of Regulation 52-110 from the requirements of Part 5 of Regulation 52-110.

F. OTHER INFORMATION

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of the Corporation, with the exception of what is disclosed herein and in the Corporation’s annual financial statements for the fiscal year ended December 31, 2020, no informed person of the Corporation, no proposed director of the Corporation, and no associate of affiliate of any informed person or proposed director of the Corporation has any direct or indirect interest in any transaction since the commencement of the Corporation’s most recently completed fiscal year or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

OTHER MATTERS TO BE CONSIDERED AT THE MEETING

Management of the Corporation knows of no other matters to come before the Meeting other than as set forth in this Circular. However, if other matters which are not known to the management should properly come before the Meeting, the enclosed form of proxy confers discretionary authority upon the persons named as proxyholders to vote on such matters in accordance with their best judgment.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available under the Corporation’s profile on SEDAR at www.sedar.com. Financial information is provided in the Corporation’s audited consolidated financial statements and management’s discussion and analysis for the fiscal year ended December 31, 2020. Copies of the Corporation’s financial statements and management’s discussion and analysis may be obtained under the Corporation’s profile on SEDAR at www.sedar.com, or upon written request to the Chief Legal Officer and Corporate Secretary at:

By e-mail:	dtorralbo@nouveaumonde.ca

By mail:	Nouveau Monde Graphite Inc. 331, Brassard Street Saint-Michel-des-Saints, Québec J0K 3B0
Attention: Mr. David Torralbo, Chief Legal Officer and Corporate Secretary

SHAREHOLDER PROPOSALS FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD FOR FISCAL YEAR ENDED DECEMBER 30, 2021

A registered holder or Beneficial Owner of Common Shares that are entitled to be voted at the annual meeting of Shareholders to be held for the fiscal year ended December 31, 2021 and who wish, subject, among others, to the conditions outlined hereinafter, to submit proposals regarding any matter to be dealt with at such meeting must do so at the latest on February 19, 2022.

To be eligible to submit a proposal for the purposes of such meeting, a person must be, for at least a six-month period immediately before the day on which the Shareholder submits the proposal, the registered holder or the Beneficial Owner of at least a number of voting shares:

(A)	that is equal to 1% of the total number of the outstanding voting shares of the Corporation, as of the day on which the Shareholder submits a proposal; or

(B)	whose fair market value, as determined at the close of business on the day before the Shareholder submits the proposal to the Corporation, is at least $2,000.

APPROVAL OF DIRECTORS

The content of this Circular and delivery of it to each director of the Corporation and to the Shareholders entitled to notice of the Meeting, have been approved by the Board of Directors.

May 20, 2021

(s) David Torralbo
David Torralbo Chief Legal Officer and Corporate Secretary

SCHEDULE “A”

RESOLUTION PERTAINING TO THE RATIFICATION AND CONFIRMATION OF THE STOCK OPTION PLAN OF THE CORPORATION

“WHEREAS the stock option plan of Nouveau Monde Graphite Inc. (the “Corporation”) named the “Nouveau Monde Graphite Inc. 2018 Stock Option Plan” (the “Plan”) is qualified as a rolling stock option plan pursuant to the TSX Venture Exchange Corporate Finance Manual (the “Manual”); and

WHEREAS pursuant to the Manual, a rolling stock option plan must notably receive shareholder approval every year during the Corporation’s annual general and special meeting of shareholders.

THEREFORE, IT IS RESOLVED THAT:

1.	TO RATIFY AND CONFIRM the Plan, the text of which is attached as Schedule "B" of the Management Proxy Circular dated May 20, 2021 for the purposes of the annual general and special meeting of shareholders of the Corporation to be held on June 29, 2021; and

2.	THAT any director or officer of the Corporation shall be, and is hereby, authorized to sign and deliver any document, written or in form, and to take any other measure that he may deem necessary or desirable to give effect to the present resolution.”

SCHEDULE “B”

NOUVEAU MONDE GRAPHITE INC. 2018 STOCK OPTION PLAN

NOUVEAU MONDE GRAPHITE INC. 2018 STOCK OPTION PLAN

(the “Corporation”)

Adopted by the Board of Directors of the Corporation on April 18, 2018

Approved by the shareholders of the Corporation on May 18, 2018

Approved by the TSX Venture Exchange

NOUVEAU MONDE GRAPHITE INC. 2018 STOCK OPTION PLAN

The purpose of the Plan, considered as a rolling stock option plan pursuant to the policies of the Exchange, is to provide the Corporation with a share-based mechanism to attract, motivate and retain Eligible Participants whose skills, performance and loyalty to the Corporation or any of its subsidiaries, as the case may be, are necessary to its success, image, reputation or activities.

SECTION 1 DEFINITIONS

For the purposes of the Plan, capitalized terms used herein that are not otherwise defined shall have the meanings ascribed thereto in Schedule A attached hereto.

SECTION 2 SHARES RESERVED FOR ISSUANCE

(1)	A maximum of 10% of the issued Shares in the capital of the Corporation being outstanding from time to time is reserved for the grant of Stock Options pursuant to the Plan.

(2)	Subject to subsections 2(3) and 2(4) hereof, no Stock Option may be granted to an Eligible Participant (and to any companies that are wholly owned by that person) if the Shares reserved for issuance with respect to such grant and the Stock Options already granted exceed in a 12 month period 5% of all the issued and outstanding Shares, calculated at the Date of Grant of such Stock Options unless the Corporation has obtained the requisite disinterested shareholder approval in accordance with the policies of the Exchange.

(3)	The number of Stock Options to be granted to any Consultant in a 12 month period must not exceed 2% of all the issued and outstanding Shares of the Corporation, calculated at the Date of Grant of such Stock Options to such Consultant.

(4)	The number of Stock Options to be granted to all persons employed to perform investor relations activities in a 12 month period must not exceed 2% of all the issued and outstanding Shares of the Corporation, calculated at the Date of Grant of such Stock Options. Stock Options granted to Consultants performing investor relations activities must vest in stages over 12 months with no more than 1/4 of the Stock Options vesting in any three month period.

SECTION 3 GRANT OF STOCK OPTIONS

(1)	The Board of Directors may, in its sole discretion, determine to which Eligible Participants Stock Options will be granted and the number of Shares reserved for issuance pursuant to the Stock Options. The Board of Directors shall grant Stock Options in accordance with such determination. The grant of Stock Options to an Eligible Participant at any time shall not entitle such Eligible Participant to receive subsequent Stock Options.

(2)	The Plan does not provide any guarantee against any loss or with respect to any profit which may result from fluctuations in the price of the Shares.

(3)	Subject to its withholding obligations under the various taxation Laws, the Corporation does not assume responsibility for the income tax or other tax consequences for the Optionholders in connection with the Plan and Optionholders are advised to consult with their own tax advisers with respect to such matters.

(4)	Following the approval by the Board of Directors of the grant of Stock Options to an Eligible Participant, the Secretary of the Corporation, or any other person designated by the Board of Directors, shall forward to the Eligible Participant a Notice of Grant setting out the Date of Grant, the number of Stock Options, the Exercise Price, the Vesting Dates, as the case may be, the Expiry Date and any additional terms of the grant, substantially in the form attached hereto as Schedule B, a copy of the Plan and any other relevant documentation required by law.

(5)	In the event of an inconsistency between the terms of the Plan and the Notice of Grant, the Notice of Grant shall prevail provided that the terms of the Notice of Grant do not conflict with the rules of any Exchange upon which the Shares of the Corporation are listed. In the event of such discrepancy, the approval of the Exchange shall be obtained prior to the implementation of any of the conflicting provisions.

(6)	No Optionholder, nor his legal representatives, nor his legatees will be, or will be deemed to be, a shareholder of the Corporation with respect to the Shares underlying his Stock Options, unless and until certificates for such Shares are issued to him, as the case may be, upon the due exercise of its Stock Options in accordance with the terms of the Plan.

(7)	When the Corporation grants Stock Options to an Employee or a Consultant it must represent that the Optionholder is a bona fide Employee or Consultant, as the case may be.

SECTION 4 TERMS AND CONDITIONS OF STOCK OPTIONS

(1)	Number of Shares – Expiration or Termination of Stock Options

Stock Options shall not be granted under the Plan for a number of Shares in excess of the maximum number of Shares reserved for issuance under the Plan, provided that if any Stock Option expires or terminates without having been exercised in full, the number of Shares reserved for issuance pursuant to Stock Options expired or terminated shall again be available for issuance under the Plan.

(2)	Expiry and Vesting

(a)	Subject to paragraph 4(2)(b) and subsection 4(3) hereof, the Expiry Date of a Stock Option shall be the 10th anniversary of the Date of Grant unless a shorter period of time is otherwise set by the Board of Directors and set forth in the Notice of Grant at the time the particular Stock Option is granted.

(b)	The Expiry Date of any Stock Options that expires during a blackout period or within 10 days following the end of such period, as set forth under the Corporation’s internal policies, as amended from time to time, will be extended for a period of ten Business Days following the end of such blackout period.

(c)	The Vesting Dates of the Stock Options shall correspond to the vesting periods determined by the Board of Directors at the time of grant of such Stock Options, as set out in the Notice of Grant relating thereto, subject to the accelerated vesting provisions set forth in subsection 5(1) hereof as well as the provisions relating to amendments set forth in subsection 8(4) hereof.

(d)	An Optionholder may only exercise its Stock Options that are fully vested.

(3)	Expiry Date

Any Stock Option or part thereof not exercised prior to the Expiry Date shall terminate and become null, void and of no effect. Notwithstanding the foregoing and subsection 4(2) hereof, the Expiry Date of a Stock Option shall be determined as follows:

(a)	Death - The Expiry Date of a Stock Option held by an Optionholder that became vested prior to his or her death shall be the earlier of:

(i)	the Expiry Date shown on the relevant Notice of Grant; or

(ii)	one year following the Optionholder’s death.

(b)	Termination of investor relations activities - Should a person employed to perform investor relations activities cease to be an Eligible Participant for any reason other than death (such as by reason of disability, resignation, dismissal or termination of contract), then the Expiry Date of its Stock Option vested at the latest on the date such person ceases to be an Eligible Participant (the “Date of Termination of Investor Relations Activities”), shall be the earlier of:

(i)	the Expiry Date shown on the relevant Notice of Grant; or

(ii)	30 days from the Date of Termination of Investor Relations Activities.

(c)	Termination – Should a person cease to be an Eligible Participant for any reason other than death or the termination of investor relations activities (such as by reason of disability, resignation, dismissal or termination of contract), then the Expiry Date of its Stock Option vested at the latest on the date such person ceases to be an Eligible Participant (the “Termination Date”), shall be the earlier of:

(i)	the Expiry Date shown on the relevant Notice of Grant; or

(ii)	ninety days from the Termination Date.

(d)	Termination Date or Date of Termination of Investor Relation Activities – For the Purpose of the Plan, unless otherwise determined by the Board of Directors, an Eligible Participant’s employment or engagement with the Corporation or a subsidiary thereof shall be considered to have ceased, effective the last day of the Eligible Participant’s actual and active employment or services with the Corporation or subsidiary, whether such day is selected by agreement with the Eligible Participant, unilaterally by the Corporation or subsidiary and whether with or without prior notice to the Eligible Participant. No period of notice nor payment in lieu of such notice that ought to have been given under applicable Laws in respect of termination of employment or other engagement will be considered in determining entitlement under the Plan.

(e)	Discretion of the Board of Directors - Notwithstanding paragraphs 4(3)(a), (b), (c) and (d) above, but subject to subsection 4(2) hereof, and subject to all Laws and to the approval of the Exchange, the Board of Directors may, by notifying an Optionholder or its legal representative, in its sole discretion, extend the Expiry Date of any Stock Options in whole or in part.

(4)	Expiry of Non - Vested Stock Options

Subject to the discretionary power of the Board of Directors, outstanding Stock Options that are not vested as of the date the Optionholder ceases to be an Eligible Person for any reason such as disability, resignation, dismissal or termination of contract, shall terminate on such date, cannot be vested and become null, void and of no effect.

(5)	Extension of Exercise Period

The Expiry Date of any Options that expires during a blackout period will be extended for a period of ten Business Days following the end of such blackout period.

(6)	Termination for Cause

Notwithstanding anything to the contrary in this Section 4, if an Eligible Participant who is an Employee or Consultant of the Corporation, or any of its subsidiaries, is terminated for cause (serious reason, as referenced in Article 2094 of the Civil Code of Québec), all Stock Options held by such Eligible Participant shall immediately terminate and become null, void and of no effect on the date on which the Corporation, or any of its subsidiaries, gives a notice of termination for cause to such Eligible Participant.

(7)	Exercise Price

The Board of Directors, in its sole discretion, determines the Exercise Price of the Shares underlying the Stock Options, which Exercise Price shall not be lower than $0.05 per Share in accordance with the policies of the Exchange. Subject to subparagraph 3.6(d) of Policy 4.4 of the Exchange Corporate Finance Manual respecting options granted within 90 days of a distribution by a prospectus, the Exercise Price is established based on the market price of the Shares at the closing of the Exchange on the exchange day immediately preceding the Date of Grant, provided that if the Stock Options were granted to an officer, a Director or a person employed to perform investor relations activities, a news release was issued to fix the price, or if no Shares were negotiated on this day, the arithmetic average of the last bid and ask prices of the Shares on the Exchange (the “Exercise Price”).

(8)	Assignment and Transfer of Stock Options

Stock Options (and any rights thereunder) shall be non-assignable and non-transferable unless by legacy or inheritance. Stock Options may be exercised only by the Optionholder’s legal representative within the first year following the Optionholder’s death.

(9)	Adjustments

If prior to the complete exercise of any Stock Option, a stock dividend is paid on the Shares or if the Shares are consolidated, subdivided, converted, exchanged or reclassified or in any way substituted for by securities or assets of the Corporation or of any other corporation (collectively, the “Event”), a Stock Option, to the extent that it has not been completely exercised, shall entitle the Optionholder, upon the exercise of the Stock Option in accordance with the terms thereof, to such number and kind of shares or other securities or property to which such Optionholder would have been entitled as a result of the Event had such Optionholder actually exercised the unexercised portion of the Stock Options immediately prior to the occurrence of the Event and the Exercise Price shall be adjusted accordingly as if the originally optioned Shares of the Corporation were being purchased hereunder. No fractional Shares or other security shall be issued upon the exercise of any Stock Option and accordingly, if as a result of the Event, an Optionholder would become entitled to a fractional Share or other security, such Optionholder shall have the right to purchase only the next lowest whole number of Shares or other security and no payment or other adjustment will be made with respect to the fractional interest so disregarded. Upon the occurrence of the Event, the maximum number of Shares reserved for issuance under the Plan shall be appropriately adjusted.

SECTION 5 CHANGE OF CONTROL

(1)	Accelerated of Vesting or Expiration – Change of Control

Upon the announcement of any event considered as a Change of Control, the Corporation shall have the discretion, without the need to obtain the consent of the Optionholders, to accelerate the Vesting Dates and/or the Expiry Dates of all outstanding Stock Options. The Corporation may accelerate one or more Optionholder’s Vesting Dates and/or Expiry Dates without accelerating Vesting Date and/or Expiry Dates of all outstanding Stock Options and may accelerate the Vesting Dates and/or Expiry Dates of only a portion of an Optionholder’s Stock Options. The Corporation shall promptly notify each Optionholder of any acceleration of the Vesting Dates and/or Expiry Dates.

(2)	Mergers and Consolidations

In the event the Corporation is a consenting party to a Change of Control, outstanding Stock Options shall be subject to the agreement affecting such Change of Control and Optionholders shall be bound by such agreement. Such agreement, without the Optionholders’ consent, may provide for:

(i)	the continuation of such outstanding Stock Options by the Corporation (if the Corporation is the surviving or acquiring corporation);

(ii)	the assumption of the Plan and such outstanding Stock Options by the surviving or acquiring corporation or its parent; or

(iii)	the substitution or replacement by the acquiring or surviving corporation or its parent of options with substantially the same terms for such outstanding Stock Options.

SECTION 6 EXERCISE OF STOCK OPTIONS

(1)	Exercise of Stock Options

Stock Options may be exercised only by the Optionholder or by his legal representative. Stock Options may be exercised in whole or in part in respect of a whole number of Shares at any time or from time to time prior to the Expiry Date by delivering to the Corporation an Exercise Notice substantially in the form attached hereto as Schedule C and a certified cheque or a bank draft payable to the Corporation in an amount equal to the aggregate Exercise Price of the Shares to be purchased pursuant to the exercise of the Stock Options.

(2)	Issue of Shares

As soon as practicable following the receipt of the Exercise Notice, the Corporation shall deliver to the Optionholder a certificate representing the Shares so purchased.

(3)	Conditions on Issue

The issue of Shares by the Corporation pursuant to the exercise of any Stock Option is subject to compliance with all Laws applicable to the issuance, distribution and listing on the Exchange of such Shares. The Optionholder shall: (i) comply with all Laws, (ii) provide the Corporation with any information, report and/or undertaking required to comply with all Laws and (iii) fully co-operate with the Corporation in complying with all Laws.

SECTION 7 ADMINISTRATION

The Plan shall be administered by the Board of Directors. The Board of Directors may at its discretion from time to time make, amend and repeal such regulations not inconsistent with the Plan as it may deem necessary or advisable for the proper administration and operation of the Plan, and such regulations shall form part of the Plan. The Board of Directors may appoint any committee, Director, officer or Employee of the Corporation as administrator of the Plan and delegate to such person such administrative duties and powers as it may see fit.

Without limiting the foregoing paragraph, the Board of Directors will have the authority to:

(1)	construe and interpret the Plan, and any agreement or document executed pursuant thereto;

(2)	prescribe, amend and rescind rules and regulations relating to the Plan, including determining the forms and agreements used in connection therewith; provided that the Board of Directors may delegate to the President, the Chief Financial Officer or the officer in charge of Human Resources the authority to approve amendments to the forms and agreements used in connection with the Plan that are designed to facilitate the Plan administration, and that are not inconsistent with the Plan or with any resolutions of the Board of Directors relating thereto;

(3)	determine whether Stock Options will be granted singly, in combination, or in tandem with, in replacement of, or as alternatives to, other Stock Options under the Plan or any other incentive or compensation plan of the Corporation or any subsidiary;

(4)	subject to the prior approval of the Exchange, grant waivers of the terms and conditions of the Plan or any Stock Option;

(5)	determine the Stock Option’s Vesting Date(s);

(6)	correct any defect, supply any omission, or reconcile any inconsistency in the Plan or in any Stock Option;

(7)	amend the Plan (subject to all Laws and the prior approval of the Stock Exchange), except for amendments that increase the number of Shares available for issuance under the Plan or change the eligibility criteria for participation in the Plan or that reduce the exercise price when the Optionholder covered by this amendment is an Insider of the Corporation when the amendment is proposed (in the latter case, disinterested shareholder approval of the Corporation is to be obtained); and

(8)	make all other determinations necessary or advisable for the administration of the Plan.

SECTION 8 MISCELLANEOUS

(1)	Notice

(a)	Any notice, request, payment or other communication required or permitted to be given hereunder by the Corporation to an Optionholder shall be in writing and shall be given by personally delivering it or by delivering it by mail to the address of the Optionholder set out in the Notice of Grant or such other address of which the Optionholder has notified the Corporation. The Optionholder shall notify the Corporation in writing of any address change.

(b)	Any notice, request, payment or other communication required or permitted to be given hereunder by an Optionholder to the Corporation shall be in writing and shall be given by personally delivering it or by delivering it by mail to the primary business address of the Corporation or any other address designated by the Corporation.

(c)	The date of delivery of notice, request, payment or any other communication shall be the date of personal delivery or, if delivered by mail, the fifth Business Day after mailing provided that in the event of a postal strike, the date of delivery shall be the date of actual delivery.

(2)	Disinterested Shareholder Approval

In addition to the cases already provided elsewhere in the Plan, the Corporation shall obtain, in accordance with the policies of the Exchange, the disinterested shareholder approval when the Plan, together with all of the Corporation’s previously established and outstanding stock option plans or grants, as the case may be, could permit at any time the grant to Insiders of the Corporation (as a group), within a 12 month period, of an aggregate number of Stock Options exceeding 10% of all the issued and outstanding Shares of the Corporation, calculated at the Date of Grant of such Stock Option to any Insider.

(3)	Approval of the Plan

Pursuant to the policies of the Exchange, the Plan must be approved each year by the Corporation’s shareholders at the annual general meeting of shareholders of the Corporation.

(4)	Amendments

The Corporation may, subject to all Laws and prior Exchange approval, at its discretion from time to time, amend the Plan and the terms and conditions of any Stock Option to be granted thereunder and, without limiting the generality of the foregoing, may make such amendments for the purpose of complying with any changes in any Laws, or for any other purpose which may be permitted by Law, provided always that, any such amendment shall not alter the terms or conditions of, or impair any right of any Optionholder pursuant to any Stock Option granted prior to such amendment without the consent of the affected Optionholder(s). Any amendment that reduces the Exercise Price requires disinterested shareholder approval of the Corporation if the Optionholder covered by this amendment is an Insider of the Corporation when the amendment is proposed. A copy of any amendment to the Plan shall be sent to each Optionholder as soon as reasonably practicable.

(5)	Termination

The Corporation may terminate the Plan at any time provided that such termination shall not alter the terms or conditions of any Stock Option or impair any right of any Optionholder pursuant to any Stock Option granted prior to the date of such termination and notwithstanding such termination by the Corporation, such Stock Options and such Optionholders shall continue to be governed by the provisions of the Plan.

(6)	Interpretation

The interpretation by the Board of Directors of any of the provisions of the Plan and any determination by it pursuant thereto shall be final and conclusive and shall not be subject to any dispute by an Optionholder. No member of the Board or the Committee or any person acting pursuant to authority thereby delegated hereunder shall be liable for any action or determination in connection with the Plan made or taken in good faith, and each member of the Board of Directors and each such person acting on the authority delegated hereunder, shall be entitled to indemnification with respect to any such action or determination in the manner provided for by the Corporation.

(7)	Hold Period

According to the policies of the Exchange, the Stock Options granted to an Insider of the Corporation and the Shares that may be issued upon the exercise thereof will be subject to a four month resale restriction imposed by the Exchange commencing on the date the Stock Options are granted to such Insider.

(8)	No Representation or Warranty

The Corporation makes no representation or warranty as to the future market value of any Shares issued following the exercise of any Stock Option in accordance with the provisions of the Plan.

(9)	Governing Laws

The Plan will be governed by and construed in accordance with the Laws of the Province of Québec and the Laws of Canada applicable therein.

(10)	Compliance with Applicable Law

If any provision of the Plan or any Stock Option conflicts with any Law, then such provision shall be deemed to be amended to the extent required to bring such provision into compliance therewith.

(11)	Agreement

The Corporation and every Optionholder shall be bound by the terms and conditions of the Plan by the simple delivery thereof to an Optionholder and the signature of the Notice of Grant.

(12)	Transitional

Each Optionholder having received a grant of Stock Options or a right to acquire Stock Options pursuant to a stock option plan prior to the date the Plan is adopted by the Corporation will receive a Notice of Grant setting out the terms of the previous Stock Option commitment. Upon delivery of the Notice of Grant to the Optionholder, any prior documentation relating to the previous Stock Option commitment will be null and void and not binding on the Corporation.

(13)	Name

The Plan shall be called the “Nouveau Monde Graphite Inc. 2018 Stock Option Plan”.

SCHEDULE A
DEFINED TERMS

“Board of Directors” means the Board of Directors of the Corporation.

“Business Day” means any day of the year, other than a Saturday or Sunday or any day recognized by Québec Law as a statutory holiday.

“Change of Control” means:

(a)	a reorganization, acquisition, amalgamation or merger (or a plan of arrangement in connection with any of the foregoing), with respect to which all or substantially all of the persons who were the beneficial owners of the Shares immediately prior to such reorganization, amalgamation, merger or plan of arrangement do not, following such reorganization, amalgamation, merger or plan of arrangement, beneficially own, directly or indirectly, more than 50% of the resulting voting shares on a fully-diluted basis (for greater certainty, this shall not include a public offering or private placement out of treasury); or

(b)	the sale to a person other than an affiliate of the Corporation of all or substantially all of the Corporation’s assets.

“Consultant” means, in relation to the Corporation, an individual (other than an Employee or a Director) or company, that:

(a)	is engaged to provide on an ongoing bona fide basis, consulting, technical, management or other services to the Corporation or to an affiliate of the Corporation, other than services provided in relation to a distribution of securities;

(b)	provides the services under a written contract between the Corporation or the affiliate and the individual or the company, as the case may be;

(c)	in the reasonable opinion of the Corporation, spends or will spend a significant amount of time and attention on the affairs and business of the Corporation or an affiliate of the Corporation; and

(d)	has a relationship with the Corporation or an affiliate of the Corporation that enables the individual to be knowledgeable about the business and affairs of the Corporation.

“Corporation” means Nouveau Monde Graphite Inc. or any successor thereto.

“Date of Grant” means the date on which a particular Stock Option is granted by the Board of Directors.

“Date of Termination of Investor Relations Activities” means has the meaning ascribed thereto in paragraph 4(3)(b) hereof.

“Director” means a member of the Board of Directors.

“Eligible Participant” means (a) an Employee, officer, Director or Consultant of the Corporation or any subsidiary thereof, and (b) a person employed to perform investor relations activities.

“Employee” means:

(a)	an individual who is considered an employee of the Corporation or its subsidiary under the Income Tax Act (Canada) (and for whom income tax, employment insurance and CPP deductions must be made at source);

(b)	an individual who works full-time for the Corporation or its subsidiary providing services normally provided by an employee and who is subject to the same control and direction by the Corporation over the details and methods of work as an employee of the Corporation, but for whom income tax deductions are not made at source; or

(c)	an individual who works for the Corporation or its subsidiary on a continuing and regular basis for a minimum amount of time per week (the number of hours should be disclosed in the submission) providing services normally provided by an employee and who is subject to the same control and direction by the Issuer over the details and methods of work as an employee of the Corporation, but for whom income tax deductions are not made at source.

“Event” has the meaning ascribed thereto in subsection 4(8) hereof.

“Exchange“ means the TSX Venture Exchange or such other stock exchange or over-the-counter quotation upon which the Shares are listed.

“Exercise Notice” means the notice respecting the exercise of any Stock Option, substantially in the form attached as Schedule C hereto, duly executed by the Optionholder or his legal representative.

“Exercise Price” has the meaning ascribed thereto in subsection 4(6) hereof.

“Expiry Date” means the date determined in accordance with paragraph 4(2)(a) hereof after which a particular Stock Option can no longer be exercised, subject to extension, acceleration or amendment in accordance with the terms hereof.

“Insider” has the meaning ascribed to such term under policy 1.1 of the Corporate Finance Manual of the Exchange.

“Laws” means the laws, rules and regulations of any government, public agency or authority, regulatory body, stock exchange or other organization that has jurisdiction over the Shares, the Corporation, any Optionholder or any of the Corporation shareholders.

“Notice of Grant” means the notice respecting the grant of Stock Options, substantially in the form attached as Schedule B hereto, duly executed by the Secretary of the Corporation or any other person designated by the Board of Directors.

“Optionholder” means an Eligible Participant or former Eligible Participant who holds Stock Options which have not been fully exercised and have not expired or, where applicable, the legal representative of such Eligible Participant.

“Plan” means this stock option plan named “Nouveau Monde Graphite Inc. 2018 Stock Option Plan” adopted by the Board of Directors on *, as amended from time to time.

“Shares” means the common shares in the capital of the Corporation or such other securities specified in subsection 4(8) hereof in the case of the occurrence of an Event.

“Stock Option” means an option to purchase Shares granted to an Eligible Participant under this Plan.

“Termination Date” has the meaning ascribed thereto in paragraph 4(3)(c) hereof.

“Vesting Date” means the date determined in accordance with paragraph 4(2)(c) hereof starting on which the Stock Options may be exercised in whole or in part.

SCHEDULE B

NOTICE OF GRANT

BETWEEN: NOUVEAU MONDE GRAPHITE INC., a legal person duly incorporated under the Canada Business Corporations Act, having its head office at 331 Brassard, Saint-Michel-des-Saintes, Québec J0K 3B0;

(hereinafter referred to as « Nouveau Monde »)

AND: an individual residing and

domiciled at ; (hereinafter referred to as the “Optionholder”)

WHEREAS the Optionholder is of Nouveau Monde;

WHEREAS the Board of Directors of Nouveau Monde has adopted a stock option plan named “Nouveau Monde Graphite Inc. 2018 Stock Option Plan”, for the purpose of providing its employees, officers, directors, consultants and persons employed to perform investor relations activities with an incentive to promote its interests (hereinafter referred to as the “Plan”);

WHEREAS the stock options granted after the adoption of said Plan will be governed by the Plan;

WHEREAS Nouveau Monde wishes to grant to the Optionholder stock options to subscribe common shares (hereinafter referred to as the “Shares”) in the capital of Nouveau Monde pursuant to the terms of the Plan;

NOW THEREFORE, THE PARTIES AGREE AS FOLLOWS:

STOCK OPTIONS GRANTED

Nouveau Monde hereby grants to the Optionholder the right to subscribe to Shares at a price of $ per Share, upon the terms and conditions herein contained (hereinafter referred to as the “Stock Options”).

TERMS OF THE STOCK OPTIONS

After the anniversary of the grant of the Stock Options, being , (referred to as the “Expiry Date”), any unexercised Stock Options shall become null and void.

[Paragraph and table below to be included if the Board of Directors has set vesting periods at the time of the grant of stock options.]

The Stock Options hereby granted to the Optionholder shall vest in * tranches of * Shares, only at the vesting dates and exercise prices set forth below:

Number of Shares	Vesting Dates	Exercise Price	Expiry Dates
*	starting *	$*	*
*	starting *	$*	*
*	starting *	$*	*
*	starting *	$*	*

All the terms and conditions set forth in the Plan are hereby incorporated by reference and are included herein as if fully recited. It is acknowledged that Plan contains terms and conditions that may change the Expiry Date.

EXERCISE OF STOCK OPTIONS

The Optionholder may exercise the Stock Options, in full or in part, at any time before the Expiry Date by sending to the head office of Nouveau Monde, an exercise notice (hereinafter referred to as the “Exercise Notice”), accompanied by a certified cheque or bank draft made payable to Nouveau Monde in the amount of the full price of the Shares subscribed for upon the terms of the Stock Options.

Nouveau Monde shall cause a certificate representing the number of Shares specified in the Exercise Notice to be issued and registered in the name of the Optionholder and delivered to him within reasonable time following receipt of such notice.

GOVERNING LAW

This Notice of Grant and the Stock Options shall be governed by and construed in accordance with the laws of the Province of Québec and the laws of Canada applicable therein.

ACKNOWLEDGEMENT OF TERMS

The undersigned Optionholder, does accept the grant of the stock options upon the terms and conditions that are set out in this Notice of Grant and the Plan.

The Optionholder acknowledges that he has received and reviewed a copy of the Plan and that he is familiar with the terms and conditions of the Stock Options.

He acknowledges that the Stock Options and any Shares he receives upon exercise thereof will be governed by the Securities Act (Québec) and possibly the securities laws of other jurisdictions and the rules of the TSX Venture Exchange. Such laws and rules may limit the Optionholder’s ability to sell any Shares he receives on exercise of his Stock Options. Certain Optionholders might also be subject to trading restrictions stated in Nouveau Monde internal company policies.

He acknowledges that the Plan entitles him to written notice of certain events and that he must advise Nouveau Monde of any address changes in order to protect his rights.

He agrees that this Notice of Grant is comprehensive and contains a complete listing of all of his rights to acquire Shares of Nouveau Monde. Any rights that he may have to acquire Shares of Nouveau Monde, that are not set out herein are hereby cancelled.

DATED and signed at                                on                                 .

NOUVEAU MONDE GRAPHITE INC. COMPANY NAME

Per:

Witness Signature	Signature of Optionholder

Print Witness’s Name	Print Optionholder’s Name

SCHEDULE C

EXERCISE NOTICE

NOUVEAU MONDE GRAPHITE INC. 2018 STOCK OPTION PLAN

NOUVEAU MONDE GRAPHITE INC.

331 Brassard

Saint-Michel-des-Saints, Québec J0K 3B0

Dear Sirs / Mesdames:

Please be advised that in connection with stock options to purchase common shares of NOUVEAU MONDE GRAPHITE INC. (“Nouveau Monde”) granted to me pursuant to that certain notice of grant dated                         , the undersigned hereby wishes to exercise his or her option to purchase                       common shares of Nouveau Monde.

Please find enclosed cash, a certified cheque or a bank draft in the amount of $                             payable to Nouveau Monde in full payment for the common shares to be purchased hereby. I hereby agree to assist Nouveau Monde in the filing of, and will timely file, all reports that I may be required to file under the applicable securities laws or listing exchange.

The common shares issued on the exercise of the stock options specified above are to be issued in the following registration as fully paid and non-assessable common shares of Nouveau Monde:

Dated at                            , this                  day of                                 .

(Print Optionee’s or Nominee’s Name)	(Optionee’s or Nominee’s Signature)

(Address of Optionnee or Nominee)	(Telephone Number)

(Facsimile Number)

(E-Mail Address)

C-1

SCHEDULE “C”

CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

TABLE OF CONTENTS

1.	PURPOSE and role		1
2.	COMPOSITION OF THE COMMITTEE		1
3.	OPERATIONS OF THE COMMITTEE		2
4.	RESOURCES AND AUTHORITY		3
5.	DUTIES AND RESPONSIBILITIES		3
	a.	FINANCIAL REPORTING PROCESS AND FINANCIAL STATEMENTS	4
	b.	OVERSIGHT OF THE EXTERNAL AUDITOR	5
	c.	OVERSIGHT OF THE CORPORATION’S INTERNAL CONTROL SYSTEM	6
	d.	OVERSIGHT OF THE CORPORATION’S RISK MANAGEMENT	7
	e.	COMPLIANCE WITH LEGAL AND REGULATORY REQUIREMENTS	7
	f.	ADDITIONAL RESPONSIBILITIES	7
6. Limitation on DUTIES of the committee			8

AUDIT COMMITTEE CHARTER	i

1.	PURPOSE and role

The Audit Committee is a committee of the board of directors (the “Board”) of Nouveau Monde Graphite Inc. (the “Corporation”). The Audit Committee reports to the Board. The purpose of the Audit Committee is to assist the Board in its oversight of:

A.	the integrity of the financial statements, the financial reporting process and related information;

B.	the independence, qualifications, appointment and performance of the external auditor;

C.	compliance with applicable legal and regulatory requirements;

D.	disclosure, internal controls and internal audit procedures; and

E.	risk management processes;

In addition, the Audit Committee provides an avenue for communication between the external auditor, management, and other employees of the Corporation, as well as the Board, concerning accounting and auditing matters.

2.	COMPOSITION OF THE COMMITTEE

The Audit Committee shall consist of such number of directors, in no event to be less than three, as the Board may from time to time by resolution determine. All members of the Audit Committee shall meet the independence test and other membership requirements within the meaning of National Instrument 52-110 – Audit Committees of the Canadian Securities Administrators, and under other applicable laws, rules and regulations and listing requirements as determined by the Board. Each member of the Audit Committee shall continue to be a member until next annual meeting of the shareholders of the Corporation or a successor is appointed, unless the member resigns, is removed or ceases to be a director of the Corporation. The Board may fill a vacancy that occurs in the Audit Committee at any time.

Each member shall be financially literate or must become financially literate within a reasonable period of time after his or her appointment to the Audit Committee. For these purposes, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements. At least one member of the Committee will have accounting or related financial management experience or expertise and such person shall be designated the “audit committee financial expert” for the purposes of applicable laws, rules and regulations and listing requirements.

AUDIT COMMITTEE CHARTER	1

The Chair of the Audit Committee shall be designated by the Board. The Audit Committee Chair leads the Audit Committee in all aspects of its work and is responsible to effectively manage the affairs of the Audit Committee and ensure that it is properly organized and functions efficiently. The Audit Committee Chair shall:

A.	Provide leadership to enable the Audit Committee to act effectively in carrying out its duties and responsibilities as described elsewhere in this Charter and as otherwise may be appropriate;

B.	Chair meetings of the Audit Committee;

C.	In consultation with the other members of the Audit Committee and the Chief Financial Officer (the “CFO”), determine the frequency, dates and locations of meetings of the Audit Committee;

D.	In consultation with the CFO, review the annual work plan and the meeting agendas to ensure all required business is brought before the Audit Committee to enable it to efficiently carry out its duties and responsibilities;

E.	Report to the Board on the matters reviewed by, and on any decisions or recommendations of, the Audit Committee at the next meeting of the Board following any meeting of the Audit Committee;
F.	Review expenses of the CEO; and

G.	Carry out any special assignments or any functions as requested by the Board.

If the Chair is not present at a meeting of the Audit Committee, the members of the Audit Committee may designate an interim Chair for the meeting by majority vote of the members present.

Unless otherwise determined by resolution of the Board, the Secretary of the Corporation shall be the Secretary of the Audit Committee, provided that if the Secretary is not present, the Chair of the meeting may appoint a secretary for the meeting with the consent of the Audit Committee members who are present.

3.	OPERATIONS OF THE COMMITTEE

The Audit Committee will meet at least four times in each fiscal year and at least once in every fiscal quarter. The Audit Committee shall have the authority to convene additional meetings as circumstances require.

Meetings shall be convened whenever requested by the external auditor or any member of the Audit Committee in accordance with applicable law. The Audit Committee shall meet separately and periodically with management and the external auditor and may meet with legal counsel or other advisors if necessary. The Audit Committee shall meet periodically with the external auditor without management being present. The Audit Committee shall meet periodically in the absence of management when the Audit Committee deems necessary.

All members of the Audit Committee are expected to attend all meetings and review, in advance, the meeting materials.

AUDIT COMMITTEE CHARTER	2

Unless otherwise determined from time to time by resolution of the Board, the quorum at any meeting of the Audit Committee is a majority of members in office. At a meeting, any question shall be decided by a majority of the votes cast by members of the Audit Committee, except where only two members are present, in which case any question shall be decided unanimously.

Agendas for meetings of the Audit Committee shall be developed by the Chair of the Audit Committee in consultation with the CFO and shall be circulated to Audit Committee members as far in advance of each Audit Committee meeting as is reasonable.

The Audit Committee shall keep such records as it may deem necessary of its proceedings and shall report regularly its activities and recommendations to the Board as appropriate.

4.	RESOURCES AND AUTHORITY

The Audit Committee shall have the resources and the authority to discharge its responsibilities, including the authority, in its sole discretion, to engage, at the expense of the Corporation, outside consultants, independent legal counsel and other advisors and experts as it determines necessary to carry out its duties, without seeking approval of the Board or management.

The Audit Committee shall have the authority to conduct any investigation necessary and appropriate to fulfilling its responsibilities and has direct access to and the authority to communicate directly with the external auditor, the counsel of the Corporation and other officers and employees of the Corporation.

The members of the Audit Committee shall have the right for the purpose of performing their duties to inspect all the books and records of the Corporation and to discuss such accounts and records and any matters relating to the financial position, risk management and internal controls of the Corporation with the officers and external auditor of the Corporation. Any member of the Audit Committee may require the external auditor or any officers or employees of the Corporation to attend any or every meeting of the Audit Committee.

5.	DUTIES AND RESPONSIBILITIES

The Corporation’s management is responsible for preparing the Corporation’s financial statements and the external auditor are responsible for auditing those financial statements. The Audit Committee is responsible for overseeing the conduct of those activities by the Corporation’s management and external auditor.

The Audit Committee shall perform the functions customarily performed by audit committees and any other functions assigned by the Board. The specific responsibilities of the Audit Committee shall include those listed below. The enumerated responsibilities are not meant to restrict the Audit Committee from examining any matters related to its purpose.

AUDIT COMMITTEE CHARTER	3

a.	FINANCIAL REPORTING PROCESS AND FINANCIAL STATEMENTS

The Audit Committee shall:

1.	In consultation with the external auditor, review the integrity of the Corporation’s financial external reporting process and any major issues as to the adequacy of the internal controls.

2.	Review, discuss all material related party transactions, insider transactions, and off-balance sheet structures.

3.	Review and discuss with management and the external auditor, as required:

a.	the preparation of the Corporation’s annual audited consolidated financial statements and its interim unaudited consolidated financial statements, and whether the financial statements are presented in accordance with the appropriate accounting policies.
b.	the auditor’s report prepared by the external auditor.
c.	any corporate governance issues which could significantly affect the financial statements.

4.	Following completion of the annual audit or any interim review, discuss with each of: (i) management; and (ii) the external auditor; any significant issues, concerns or difficulties encountered during the course of the work.

5.	Resolve disagreements between management and the external auditor regarding financial reporting.

6.	Review and recommend to the Board for approval, the interim quarterly and annual financial statements, Management’s Discussion and Analysis and profit or loss press releases before the issuer publicly discloses this information, as the case may be.

7.	To the extent not previously reviewed by the Audit Committee, review and recommend to the Board for approval, all financial statements included in any prospectus or offering memoranda, proxy statement and all other significant financial reports required by government or regulatory authorities and/or requiring approval by the Board (including any use of pro-forma or non-IFRS information).

AUDIT COMMITTEE CHARTER	4

b.	OVERSIGHT OF THE EXTERNAL AUDITOR

The Audit Committee shall:

1.	Require the external auditor to report directly to the Audit Committee.

2.	Be directly responsible for the selection, nomination, compensation, retention, termination and oversight of the work of the Corporation’s external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation, and in such regard recommend to the Board the external auditor to be nominated for approval by the shareholders.

3.	Approve all audit engagements and pre-approve the provision by the external auditor of all non-audit services, including fees and terms for all audit engagements and non-audit engagements, and in such regard the Audit Committee may establish the types of non-audit services the external auditor shall be prohibited from providing and shall establish the types of audit, audit related and non-audit services for which the Audit Committee will retain the external auditor. The Audit Committee may delegate to one or more of its independent members the authority to pre-approve non-audit services, provided that any such delegated pre-approval shall be exercised in accordance with the types of particular non-audit services authorized by the Audit Committee to be provided by the external auditor and the exercise of such delegated pre-approvals shall be presented to the full Audit Committee at its next scheduled meeting following such pre-approval.

4.	Review and approve the Corporation’s policies for the hiring of partners and employees and former partners and employees of the present and former external auditors.
5.	At least annually, obtain the audit plan of the external auditor, and discuss with the management and external auditor the scope, planning and staffing of the annual audit, and review and approve the audit plan.

6.	Obtain and review a formal report by the external auditor to be submitted at least annually regarding: (i) the external auditing firm’s internal quality-control procedures; and (ii) any material issues raised by the external auditor’s own most recent internal quality-control review or peer review of the auditing firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the external auditor, and any steps taken to deal with any such issues.

7.	At least annually, consider, assess, and report to the Board on:

a.	the independence of the external auditor, including that the external auditor’s performance of permitted non-audit services does not impair the external auditor’s independence, including the external auditor’s formal written statement: (i) delineating all relationships between the external auditor and the Corporation; (ii) assuring that lead audit partner rotation is carried out, as required by law; and (iii) delineating any other relationships that may adversely affect the independence of the external auditor; and

b.	the evaluation of the external auditor, taking into account the opinions of management.

AUDIT COMMITTEE CHARTER	5

c.	OVERSIGHT OF THE CORPORATION’S INTERNAL CONTROL SYSTEM

The Audit Committee shall:

1.	Oversee management’s reporting on internal controls, including the reliability and effective operation of the Corporation’s accounting system and internal controls.

2.	Understand the scope of the design and effectiveness of the Corporation’s internal control over financial reporting.

3.	Review and discuss with management and the external auditor, monitor, report and, where appropriate, provide recommendations to the Board on the following:

a.	the Corporation’s systems of internal controls over financial reporting;

b.	compliance with the policies and practices of the Corporation relating to business ethics;

c.	compliance by directors, officers and other management personnel with the Disclosure Policy; and

d.	the relationship of the Audit Committee with other committees of the Board and with management.

4.	Review and discuss with the CEO and CFO of the Corporation the process for the certifications to be provided in the Corporation’s public disclosure documents, as required by National Instrument 52-109 - Certification of Disclosure in Issuer’s Annual and Interim Filings and any other applicable law or stock exchange rule.

5.	Establish procedures for the receipt, retention, and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matter and procedures for the confidential, anonymous submissions by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

6.	The Chief Legal Officer will report to the Audit Committee, and the Audit Committee will review such reports, on any fraud, whether or not material, that involves management or other employees who have a significant role in the Corporation’s internal controls. Where the CEO or the CFO is named in a complaint, the Board Chair will speak directly with the Audit Committee Chair.

AUDIT COMMITTEE CHARTER	6

d.	OVERSIGHT OF THE CORPORATION’S RISK MANAGEMENT

1.	Review, monitor, report and, where appropriate, provide recommendations to the Board on the Corporation’s major business, operational, and financial risk exposures and the guidelines, policies and practices regarding risk assessment and risk management.

2.	Review, monitor, report and, where appropriate, provide recommendations to the Board on the Corporation’s compliance with internal policies and practices regarding risk assessment and risk management and the Corporation’s progress in remedying any material deficiencies thereto.

e.	ADDITIONAL RESPONSIBILITIES

The Audit Committee shall:

1.	Review any employee complaints or published reports that raise material issues regarding the Corporation’s financial statements or accounting policies.

2.	Review the adequacy of the resources of the finance and accounting group.

3.	Report regularly to the Board, including with regard to matters such as the quality or integrity of the Corporation’s financial statements, compliance with legal or regulatory requirements and the performance and independence of the external auditor.

4.	Prepare and review with the Board an annual performance evaluation of the Audit Committee.

5.	Review and reassess the adequacy of the Audit Committee’s Charter on an annual basis.

6.	Review the Corporation’s compliance with respect to the legal and regulatory matters which may have a material effect on its financial statements, including with respect to pending or threatened material litigation.

7.	To the extent permitted by law, consider waivers of the Code of Conduct of the Corporation applicable to members of the Governance, Compliance and Legal Committee, and if appropriate, grant any such waivers.

8.	Hold executive sessions that allows the audit committee to meet privately with key members of executive management, the independent auditor, the internal auditors, and/or the Chief Legal Officer to discuss any sensitive issues.

AUDIT COMMITTEE CHARTER	7

6.	Limitation on DUTIES of the committee

The Committee shall discharge its responsibilities and shall assess the information provided by the Corporation’s management and any external advisors, including the external auditor, in accordance with its business judgment. Committee members are not full-time employees of the Corporation and are not, and do not represent themselves to be, professional accountants or auditors. The authority and responsibilities set forth in this Charter do not create any duty or obligation of the Committee to (i) plan or conduct any audits, (ii) determine or certify that the Corporation’s financial statements are complete, accurate, fairly presented or in accordance with IFRS or GAAP, as applicable, and applicable laws, regulation, rules or listing standards, (iii) guarantee the external auditor’s reports, or (iv) provide any expert or special assurance as to internal controls or management of risk. Committee members are entitled to rely, absent knowledge to the contrary, on the integrity of the persons from whom they receive information, the accuracy and completeness of the information provided and management’s representations as to any audit or non-audit services provided by the external auditor.

Nothing in this Charter is intended or may be construed as to impose on any Committee member or the Board a standard of care or diligence that is in any way more onerous or extensive than the standard to which the directors are subject under applicable law. This Charter is not intended to change or interpret the Corporation’s amended articles of incorporation or by-laws or any law, regulation, rule or listing standard to which the Corporation is subject, and this Charter should be interpreted in a manner consistent with all such applicable laws, regulations, rules and listing standards. The Board may, from time to time, permit departures from the terms hereof, either prospectively or retrospectively, and no provision contained herein is intended to give rise to civil liability to the securityholders of the Corporation or other liability whatsoever.

This Charter was approved by the Board of Directors on May 19, 2021

AUDIT COMMITTEE CHARTER	8